Exhibit 4

The 2006

Aber Diamond Corporation

Annual Report

It was a rough year. Naturally, we’re delighted.

Fiscal 2006

ROUGH DIAMOND SALES - $314 MILLION

Aber Diamond Corporation controls approximately 3% of the world’s annual rough diamond production.These rough diamonds are made available to the market through monthly sales conducted at the world’s diamond centres.

Contents

2                 Influence

4                 Opening New Doors

6                 Status Symbols?

8                 Letter to Shareholders

10          Board of Directors

12          Review of Financials

ABER DIAMOND CORPORATION IS A PREMIER SPECIALIST DIAMOND COMPANY FOCUSING ON THE MINING AND RETAIL SEGMENTS OF THE DIAMOND INDUSTRY. The Company supplies rough diamonds to the global market through its ownership of a 40% interest in the Diavik Diamond Mine, located in Canada’s Northwest Territories, and holds a controlling interest in Harry Winston Inc., the premier diamond jewelry and watch retailer.

Utilizing its unique position in the industry, Aber is able to leverage its supply of rough diamonds to secure a reliable source of high-quality polished diamonds required by Harry Winston. By linking the production and retailing of diamonds, Aber shareholders benefit from the market synergy created between rough diamond producer, polished diamond buyer, and retailer of fine diamond jewelry.

What do you get with 3% of the world’s rough diamond supply?

Influence.

Leverage

IT IS A MODEL THAT NO OTHER COMPANY IN THE DIAMOND SECTOR CAN MATCH.

Capitalizing on a market in which demand far exceeds supply, Aber leverages its supply of rough diamonds and its deep industry relationships to secure a stable supply of rare, high-quality polished diamonds for Harry Winston, the world’s premier fine jeweler.

Aerial view of Diavik Diamond Mine

The Diavik Mine

Aber’s premier asset is its ownership of a 40% interest in the Diavik Diamond Mine.

Located in Canada’s Northwest Territories, Diavik sits on a small island in Lac de Gras, only 220 kilometres south of the Arctic Circle. Four diamond-bearing kimberlite pipes provide the mine with a total proven and probable mineral reserve of 90.3 million carats as well as an additional inferred mineral resource of 23.4 million carats. The focus of its current operations is on three of the pipes, A-154 North, A-154 South and A-418, which are ranked among the richest orebodies in the world.

Mining in the Far North is not an easy prospect. This is particularly true at Diavik, where the orebodies are actually located under the surface of Lac de Gras. In order to mine the ore, dikes must be constructed to hold back the waters of the lake temporarily. Despite these and other challenges, operations at Diavik are conducted in accordance with the highest environmental standards. The mine is ISO 14001 and ISO 9001 certified.

Antwerp, Belgium

Rough Diamond Sales

To enhance the return on its share of the Diavik Mine’s rough production, Aber took the bold step of establishing its own diamond-sorting  facility in Toronto, the first of its kind in North America. Managed by industry experts who recruited and trained a team of sorters to meet Aber’s particular requirements, the facility is the equal of any  in the world.

After sorting, rough diamonds are offered to the open market through sales  conducted by Aber offices in Antwerp and Mumbai. In accordance with Aber’s customer-driven philosophy, the facility provides clients with assortments tailored to each one’s particular need.

ROUGH DIAMONDS RECOVERED Aber’s 40% share of Diavik production (in thousand of carats) (calendar year)	ROUGH DIAMOND SALES (in millions of United States dollars) (fiscal year)

While HarryWinston will never be for everybody, we’re delighted to open new doors for a few more.

Meeting a Growing Demand

THE LUXURY MARKET IS GROWING AS BABY BOOMERS REACH THEIR PEAK LUXURY PURCHASING YEARS AND THE GLOBAL ECONOMY CONTINUES TO EXPAND. As the luxury market grows, wealthy consumers are looking for brands that offer truly unique experiences and exceptional quality. In the fine jewelry sector, that brand is Harry Winston. As the world’s premier fine jeweler, Harry Winston unites the tradition of handcrafted, bespoke jewelry with a contemporary eye for style and elegance.

Harry Winston emerald drop earrings

with classic Winston clusters of multiple-shaped diamonds set in platinum.

Quality diamonds and gems, exquisite design and unsurpassed craftsmanship: these are the unmistakable hallmarks of the House of Winston. Every piece of custom-designed jewelry is a unique composition, made by hand to enhance the beauty of its individual elements and the beauty of the woman who wears it.

Harry Winston emerald cut diamond ring –

the ultimate in quality, proportion and scale.

Harry Winston serves the bridal market, a key driver of jewelry sales, with high-end, one-of-a-kind pieces as well as exquisite diamond and gemstone jewelry available at a range of price points.

Jewelry that tells time The Signature 7 timepiece –

38 carats of diamonds crafted into a supple, glamorous bracelet that also happens to tell time.

The market for premium watches crafted in the Swiss tradition is growing. To meet the demand, Harry Winston Timepieces are now available at more than 100 locations worldwide.

Enhancing Our Global Presence

AT EVERY POINT OF CONTACT, FROM THE WIT AND GLAMOUR OF OUR MARKETING TO THE UNSURPASSED PERSONAL SERVICE PROVIDED AT OUR SALONS, HARRY WINSTON EXCELS AT MAKING EACH CUSTOMER FEEL SPECIAL.

This is one of the reasons why a recent survey, conducted by the Luxury Institute, identified Harry Winston as the leading luxury jewelry brand. Given the worldwide renown of the Winston name, our modest network of 10 salons creates a tremendous opportunity for expanding our presence – by two or three salons a year – and strengthening our reputation as the world’s premier luxury jewelry retailer.

Interiors of Beverly Hills salon

Bal Harbour

One of the world’s finest shopping destinations and a gateway to the growing Latin American market, Bal Harbour was the perfect spot for Harry Winston’s first Florida location, which opened in December 2005.

Beverly Hills

Harry Winston’s new flagship salon on Rodeo Drive was launched in January 2006. The 6,000 square foot salon was designed by world-renowned architect Thierry Despont and features dramatic exhibition space, private viewing rooms and a terrace for entertaining. Every feature was designed to provide Harry Winston’s valued clients with a discreet and luxurious retail experience.

Honolulu

In December 2005, Harry Winston said “Aloha!” to its first Hawaiian salon. Located in the prestigious Ala Moana Center, the 2,500 square foot salon is ideally situated to meet the needs of elite clientele from North America and the rest of the world.

Harry Winston Locations Include:

New York, Beverly Hills, Las Vegas, Bal Harbour, Honolulu
Paris, Geneva, Tokyo, Osaka, Taipei

Future Openings Include:

Tokyo – Omotesando, London, Chicago

ABZ	ABER

TSX	NASDAQ

Status symbols?

We’d rather regard them as

indicators of achievement.

Financial Status

REVENUES

(in millions of United States dollars)

(fiscal year)

GROSS MARGIN

(in millions of United States dollars)

(fiscal year)

EARNINGS PER SHARE

(in United States dollars)

(fiscal year)

CASH EARNINGS PER SHARE (i)

(in United States dollars)

(fiscal year)

(i)    Cash earnings per share is not a recognized measure under Canadian GAAP and does not have a standardized meaning prescribed by Canadian GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Cash earnings per share is earnings before non-cash income tax expense, non-cash foreign exchange gain (loss), and depreciation and amortization on a per share basis. See “Non-Canadian GAAP Performance Measures” in the Company’s Management’s Discussion and Analysis for the three and twelve months ended January 31, 2006, for a reconciliation of earnings to cash earnings.

ROUGH DIAMOND MARKET DYNAMICS

(in billions of United States dollars)

Source: WWW International Diamond Consultants Ltd., October 2005

Demand for rough diamonds far exceeds supply in today’s market. Primarily driven by the consumption of polished diamonds in the US and Japan, the two largest markets for diamond jewelry, demand for rough diamonds is not expected to slow. In fact, industry watchers anticipate that demand will increase as consumers in the emerging economies of India and China begin to purchase jewelry on a larger scale. Many established mines are reaching the end of their productive lives and new sources of supply remain uncertain, suggesting that this market dynamic is unlikely to change.

Aber’s unique position in both the mining and retail segments of the industry enables it to enjoy the best of both worlds. Growing demand and static supply ensures that Aber will receive the best prices for the rough diamonds it brings to market. At the same time, the Company is able to leverage its resources and industry relationships in order to secure a reliable supply of polished diamonds for its retail arm, Harry Winston.

$1.00

per share

FISCAL 2006 TOTAL DECLARED ANNUAL DIVIDEND

(in United States dollars)

Robert A. Gannicott

Chairman & Chief Executive Officer

Thomas J. O’Neill

President

Dear Shareholders,

THE LAST FINANCIAL YEAR HAS BEEN A REWARDING ONE FOR ABER AND ITS SHAREHOLDERS AS SALES VOLUMES, DIAMOND PRICES AND EARNINGS HAVE INCREASED IN BOTH SEGMENTS OF ITS DIAMOND BUSINESS. The linked ownership of the mining and retail bookends of the diamond industry is based on each business being able to contribute market intelligence, and therefore enhanced economic performance, to the other. The whole has now been shown to be worth more than the sum of the parts of this unique business model.

Diamond prices have improved over the year, driven mainly by demand for better-quality diamonds in both large and small sizes. Rough diamond sales, totalling $314 million, are up 24% over the preceding year, and jewelry sales from Harry Winston, totalling $191 million, are up 22% over the comparable 12-month period. Combined sales for the year exceeded $0.5 billion, 31% higher than last year’s figure of $385 million.

Gross margins have also continued to strengthen, generating record net earnings of $81 million for the year just ended. From a mining perspective, our gross margin has improved to 59% versus 53% in the prior year. Our average revenue per rough diamond sale increased from $28 million last year to $31 million this year while Diavik cash operating costs remained stable at $23 per carat.

Our retail gross margin has also strengthened, increasing to 51% compared to 47% in the prior year and 42% prior to acquisition, resulting primarily from better diamond purchasing achieved through the market synergy between rough producer and polished buyer.

Earnings per share for the year was $1.40 compared to $0.92 for the prior year, an increase of 52%. The significant growth in earnings per share carried through to our cash earnings per share which was $3.57 for the year compared to $2.96 for the prior year.

Mining selling, general and administrative (“SG&A”) expense for the year as a percentage of sales increased nominally to 6.7% as compared to 6.3% for the prior year, an increase consistent with the development and expansion of our rough diamond global sales network and underlying control infrastructure. Our retail SG&A expense increased by 1% to 44.9% of sales as we expanded our retail network to meet growth objectives.

The mining segment of our business has delivered earnings from operations of $164 million, well exceeding last year’s $117 million. The retail segment was similarly successful in increasing earnings to $12 million from $4 million for the prior 10-month period.

Capital expenditures for the year were $53 million, of which $38 million related to our continued development of the Diavik Mine and the balance of $15 million related to store openings and refurbishments. Robust earnings fuelled cash flow from operations of $162 million, ensuring that the Company is well positioned to continue to fund Diavik and Harry Winston capital requirements.

Working capital has increased to more than a quarter billion dollars, allowing us to move quickly on strategic acquisition opportunities as they arise without impacting regular dividend payments which have been maintained at US $0.25 for this quarter, bringing the total dividend declared for the year to US $l.00 per share.

From a retail operations perspective, Harry Winston’s sales and earnings growth were driven by the performance of our US and Far East operations, reflecting the strength of the brand and the effectiveness of our overall strategy in these core markets.

Our retail strategy focuses on maintaining the premium position of the luxury brand through one-of-a-kind, high-end jewelry pieces while providing diamond-focused jewelry in more modest price points. Of the initiatives introduced, new diamond jewelry product at price points under US $20,000 was expanded from New York to all of our stores in the fall of 2004 to highlight our existing diamond jewelry offered in this price category.

Attracting an experienced and talented management team to oversee our growth and manage our prominent stores has been competitive. We recruit and retain the best in the industry. As our stores mature we would expect a modest decrease in SG&A expense as a percentage of sales over the next few years.

Sustained sales in higher priced categories, together with better margins, have allowed us to manage the rates of new store openings while preserving year-over-year growth objectives in sales and in margins. The rate of store openings

We demonstrated the economic synergy between luxury jeweler and rough diamond marketer.

and renovations provides Harry Winston with the opportunity to solidify its position at the ultra-high end of the diamond jewelry market, benefiting from its current market position, while achieving previous sales growth estimates and broadening its appeal to a wider segment of affluent customers.

In the past year we grew the store network in Harry Winston’s strongest market, the US, with locations that serve both local clientele as well as visitors. The stores in Bal Harbour, Florida and Honolulu, Hawaii have incorporated design elements from Harry Winston’s new flagship store, located in Beverly Hills, California, and officially opened in January of this year.

Beyond the US market, a new store has recently been opened in Tokyo’s Omotesando district, while a new store opening on London’s Bond Street is scheduled for the middle of this year. Chicago will follow next year. The current store in Osaka, Japan will also be relocated to a larger store next year.

By combining financial capital and management expertise, Harry Winston is strengthening its position as a pre-eminent diamond-focused jeweler while growing a more accessible high-end diamond jewelry brand targeting affluent consumers.

Turning now to our Diavik operations, we are entering the last year in which the Diavik Mine will be reliant on mining from a single working face in one open pit. Although the A-154 South orebody is the highest grade of the Diavik reserves, the reliance on a single open pit has meant that it has been a challenge to manage seasonal operating difficulties as well as other operational variables.

An underground ramp is now well advanced to enable the design and development of underground working faces in the lower portions of all three of the current ore reserve bodies, being A-154 South, A-154 North and A-418.

At the same time a similar ramp is heading into the A-21 resource to extract a bulk sample to provide a diamond price estimate robust enough to support a mining feasibility study as a necessary step in the promotion to reserve status of the 14.6 million carats of diamonds currently carried in resource.

The rock berm surrounding the A-418 orebody has been completed with a diaphragm cut-off wall and subsequent de-watering to be completed during the coming year. This will also bring the open pit reserve portion of A-418 into the mine plan. The underground mining will employ mechanized continuous mining technology of the type used in some Russian diamond mines, which has been shown both to improve productivity and significantly reduce diamond damage by avoiding the drill-blast cycle.

In the processing plant, a continuous improvement program will implement changes to enhance the recovery of small diamonds on the one hand while also removing impact points in the diamond recovery area that are thought to be causing damage to larger stones. The recovery of additional small diamonds, although having the effect of lowering the average price per carat, actually increases the overall value of diamonds recovered from the ore. The effect on diamond price per carat is expected to be substantially offset both by reduced damage to larger diamonds and by increased diamond prices as an increasingly wealthy world population meets an undersupplied diamond market, especially in the higher quality stones that define both the product itself and our own markets.

This has been the year that the Aber-Harry Winston team has demonstrated the economic synergy between jeweler and rough diamond marketer. We now have the opportunity to capitalize on that synergy in a market-place that increasingly demands the high-quality rough diamond and jewelry products that Aber supplies and understands.

Robert A. Gannicott

Chairman & Chief Executive Officer

Thomas J. O’Neill

President

Board of  Directors

From left to right, as photographed above:

J. ROGER B. PHILLIMORE

A director of Aber since 1994, Roger Phillimore brings considerable expertise in natural resources to the Board. For 20 years up to 1993, he was employed by Anglo American, including 11 years as an executive director of Minorco S.A. He is Deputy Chairman of Lonmin plc, a London-listed platinum mining company.

D. GRENVILLE THOMAS

Gren Thomas is the Founder of Aber and Honorary Chairman of the Board. A director since July 1980, Mr. Thomas held the position of President & CEO of Aber Diamond Corporation from 1980 to 1996. A mining engineer and geologist, Mr. Thomas has worked as a mineral property prospector and contractor focusing primarily on the Northwest Territories.

ROBERT A. GANNICOTT

Robert Gannicott brings over 35 years’ experience in the mining industry to the Board. Mr. Gannicott has been a director of Aber Diamond Corporation since the Company’s inception in 1992. He was appointed President & CEO in September 1999, and Chairman & CEO in July 2004. A geologist, Mr. Gannicott has worked extensively in the Northwest Territories and Greenland.

EIRA M.THOMAS

Eira Thomas is a geologist with a distinguished background in diamond exploration. Ms. Thomas has served as a director since April 1998. She is President and CEO of Stornoway Diamond Corporation. She is former Vice President, Exploration for Aber and was a member of the exploration team that discovered the Diavik Diamond Mine.

ABER IS A SPECIALIST DIAMOND COMPANY FOCUSED ON MINING AND RETAIL, the two most profitable ends of the diamond pipeline. Our unique position in the market and the depth and experience of our Board help Aber to leverage its secure supply of rough diamonds for the benefit of its luxury diamond jewelry brand.

LARS-ERIC JOHANSSON

Lars-Eric Johansson brings over 30 years of international mining and financial expertise to the Board, which he joined in June 2003. In April 2006, Mr. Johansson retired from his position as Executive Vice President and CFO of Kinross Gold Corporation. He previously held the same positions at Noranda Inc., Falconbridge Limited and Boliden Mineral AB, and has been directly involved in numerous transactions and financing activities for large-scale mining projects.

JOHN M.WILLSON

Appointed a director in January 2005, Mr. Willson has considerable executive experience in the mining industry. In April 2000, Mr. Willson retired from his position as President and CEO of Placer Dome Inc. He is former CEO of Pegasus Gold Inc., and former CEO of Western Canada Steel Ltd. He was Vice President, Northern Group of Cominco Ltd. from 1981 to 1984 and has extensive experience in northern mine development and operations.

LAURENT E. MOMMEJA

Laurent Mommeja has extensive marketing experience in the luxury goods industry. He is President of Castille Investissements, a subsidiary of Hermès International in charge of the development of the Art de la Table (Hermès Tableware, Puiforcat Silversmith and Saint Louis Crystal). He was previously the Europe and Middle East Director of Hermès International. He has been employed by Hermès for the last 25 years, of which 14 were spent in the US where his last assignment was President and CEO of Hermès Paris Inc., the US subsidiary of Hermès International.

THOMAS J. O’NEILL

Thomas O’Neill brings to the Board his extensive knowledge and experience in the North American and international diamond jewelry and luxury goods industries. A director of Aber since 2002, Mr. O’Neill was appointed President of Aber and CEO of Harry Winston in April 2004. Earlier in his career he served as President Worldwide of Burberry Group, President and CEO of the LVMH (Louis Vuitton Moet Hennessy) Fashion Group in the Americas, President and CEO of the LVMH Jewelry Division and Executive Vice President of Tiffany & Co.

LYNDON LEA

Appointed to the Board in December 2004, Lyndon Lea contributes considerable financing and consumer products expertise. He is the Managing Partner of Lion Capital LLP, a leading private equity firm specializing in transactions in the consumer sectors. Among the prominent transactions that he has recently led are the purchases of Jimmy Choo, Weetabix and champagne makers G.H. Mumm and Perrier Jouet.

Review of Financials

Highlights	13

Management’s Discussion and Analysis	14

Management’s Responsibility for Financial Reporting	29

Auditors’ Report	29

Consolidated Financial Statements	30

Notes to Consolidated Financial Statements	33

Diavik Diamond Mine Mineral Reserve and Mineral Resource Statement	50

Senior Officers and Management	51

Harry Winston Locations	51

Shareholder Information	52

(All figures are in United States dollars unless otherwise indicated)

Highlights

Aber’s net earnings for the year were $81.3 million with earnings per share of $1.40 (cash earnings per share of $3.57(i)) as compared to net earnings of $53.1 million and earnings per share of $0.92 (cash earnings per share of $2.96(i)) for the prior year.

The Company’s sales for the fiscal year ended January 31, 2006 were $505.2 million compared to $385.4 million for the prior year.

Sales from the mining segment increased by 24% compared to the prior year.  Earnings from operations were $163.9 million compared to $117.3 million for the prior year. The Diavik Mine’s exploration program is well underway to access new ore reserves.

Sales from the retail segment for the year were 44% higher compared to the prior year.  Earnings from operations were $11.8 million compared to $4.5 million for the prior year.  The prior year results for Harry Winston include the ten-month period from the date of acquisition, being April 1, 2004.  During the fourth quarter, Harry Winston opened new salons in Bal Harbour, Florida, Honolulu, Hawaii and relocated the Beverly Hills, California salon to a new flagship store on Rodeo Drive.

Aber’s share of diamonds recovered from the Diavik Mine was 3.3 million carats for the twelve months ended December 31, 2005, compared to 3.0 million carats for the same period of the preceding calendar year.

Aber continues to generate strong levels of working capital, with a working balance of $285.7 million at January 31, 2006, compared to $156.6 million at January 31, 2005.

The Company has declared a quarterly dividend of $0.25 per share to be paid on April 13, 2006 to shareholders of record on March 29, 2006.

(i)             Cash earnings per share is not a recognized measure under Canadian GAAP and does not have a standardized meaning prescribed by Canadian GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Cash earnings per share is earnings before non-cash income tax expense, non-cash foreign exchange gain (loss), and depreciation and amortization on a per share basis. See “Non-Canadian GAAP Performance Measures” in the Company’s Management’s Discussion and Analysis for the three and twelve months ended January 31, 2006, for a reconciliation of earnings to cash earnings.

Management’s Discussion and Analysis

Prepared as of April 17, 2006 (all figures are in United States dollars unless otherwise indicated)

The following is management’s discussion and analysis (“MD&A”) of the results of operations for Aber Diamond Corporation (“Aber”, or the “Company”) for the fiscal year ended January 31, 2006, and its financial position as at January 31, 2006. This MD&A is based on the Company’s consolidated financial statements prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”) and should be read in conjunction with the consolidated financial statements and notes thereto. Note 22 of the financial statements includes a reconciliation of Canadian GAAP net income to net income determined under generally accepted accounting principles in the United States (“US GAAP”). Unless otherwise specified, all financial information is presented in United States dollars. All references to “year” refer to the fiscal year of Aber ended January 31.

Certain information included in this MD&A may constitute forward-looking information within the meaning of securities laws. In some cases, forward-looking information can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue” or other similar expressions concerning matters that are not historical facts. Forward-looking information may relate to management’s future outlook and anticipated events or results, and may include statements or information regarding projected capital expenditure requirements, estimated production from the Diavik Mine in 2006, timelines and targets for construction, development and exploration activities at the Diavik Mine, projected sales growth and new store openings at Harry Winston, expected diamond prices, gross margin rates from jewelry sales by Harry Winston and expectations concerning the diamond industry.

Forward-looking information is based on certain factors and assumptions regarding, among other things, mining, construction and exploration activities at the Diavik Mine, world economic conditions, the expected sales mix at Harry Winston and potential improvements in sourcing and purchasing polished diamonds. Specifically, in making statements concerning Aber’s projected share of the Diavik Mine capital expenditure requirements, Aber has used a Canadian/US dollar exchange rate of $0.89, and has assumed that construction will continue on schedule with respect to the A-418 dike and with respect to current underground mining construction initiatives. In making statements regarding estimated production at the Diavik Mine, Aber has assumed that mining operations will proceed in the ordinary course according to schedule. With respect to statements concerning sales growth and new store openings at Harry Winston, as well as expected gross margin rates, Aber has assumed that current world economic conditions will not materially change or deteriorate, and that Harry Winston will be able to realize improvements in sourcing and purchasing of inventory. While Aber considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward-looking information is subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what we currently expect.  These factors include, among other things, the uncertain nature of mining activities, risks associated with joint venture operations, fluctuations in diamond prices and changes in world economic conditions, the risk of fluctuations in the Canadian/US dollar exchange rate, and the risks of competition in the luxury jewelry segment. Please see page 23 of this Annual Report, as well as Aber’s current Annual Information Form, for a discussion of these and other risks and uncertainties involved in Aber’s operations.

You should not place undue importance on forward-looking information and should not rely upon this information as of any other date. While Aber may elect to, it is under no obligation and does not undertake to update this information at any particular time.

The following MD&A makes reference to certain non-Canadian GAAP measures such as cash earnings and cash earnings per share to assist in assessing the Company’s financial performance. Non-Canadian GAAP measures do not have any standard meaning prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. See “Non-Canadian GAAP Performance Measures”.

Certain comparative figures have been reclassified to conform to the current year’s presentation.

Summary Discussion

Aber Diamond Corporation is a specialist diamond company focusing on the mining and retail segments of the diamond industry. The Company supplies rough diamonds to the global market from production received from its 40% ownership interest in the Diavik Diamond Mine (the “Diavik Mine”), located off Lac de Gras in Canada’s Northwest Territories. Aber also holds a 52.83% interest in Harry Winston Inc. (“Harry Winston”), the premier fine jewelry and watch retailer. Aber’s mission is to deliver shareholder value through the enhanced earning power and longevity of the Diavik Mine asset as the cornerstone of a profitable synergy with the Harry Winston brand. In a changing diamond market-place, Aber has charted a unique course to continue to build shareholder value.

The Company’s most significant asset is a 40% interest in the Diavik group of mineral claims. The Diavik Joint Venture (the “Joint Venture”) is an unincorporated joint arrangement between Diavik Diamond Mines Inc. (“DDMI” – 60%) and Aber Diamond Mines Ltd. (40%) where Aber owns an undivided 40% interest in the assets, liabilities and expenses. DDMI is the operator of the Diavik Mine. Both companies are headquartered in Yellowknife, Canada. DDMI is a wholly owned subsidiary of Rio Tinto plc of London, England, and Aber Diamond Mines Ltd. is a wholly owned subsidiary of Aber Diamond Corporation of Toronto, Canada.

Market Commentary

The Diamond Market

Rough diamond prices continued to increase throughout fiscal year 2006, building on the momentum of the prior year, before stabilizing towards the end of the year.  The diamond market continues to experience a scarcity of large, better-quality white goods.

Prices for polished diamonds have risen in most categories, but in line with the scarcity of rough, the larger and better qualities have had the most significant increases. In the lower quality ranges, there has been a build-up of polished stocks due to lower than expected demand during the holiday season, putting downward pressure on the prices in this range. Conversely, a robust luxury market ensured that demand for high-end polished goods remained strong throughout the year. The vigorous growth in Internet sales has been positive for the polished diamond market but the unpredictability of sales has required the diamond manufacturers operating in this segment of the market to hold a broader range of inventory, thus increasing their financing costs.

The Retail Jewelry Market

The fourth quarter of the year reflected the recent strength of the US economy, despite mid-year inflation concerns, rising interest rates and the US hurricanes. The luxury goods segment of the retail jewelry industry, comprising mainly jewelry and high-end watches, posted strong sales and outperformed low-price items.

Consolidated Financial Results

The following is a summary of the Company’s consolidated quarterly results for the eight quarters ended January 31, 2006 following the basis of presentation utilized in its Canadian GAAP financial statements:

(expressed in thousands of United States dollars, except per share amounts and where otherwise noted)

(quarterly results are unaudited)

	Unaudited								Audited
	2006	2006	2006	2006	2005	2005	2005	2005	2006	2005
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Total	Total

Sales	$125,891	$153,512	$115,699	$110,132	$144,581	$104,065	$84,487	$52,269	$505,234	$385,402
Cost of sales	52,782	57,641	53,065	59,119	77,730	45,244	37,746	28,591	222,607	189,311
	73,109	95,871	62,634	51,013	66,851	58,821	46,741	23,678	282,627	196,091
Selling, general and administrative expenses	36,654	24,189	22,711	23,394	27,500	20,452	17,632	8,714	106,948	74,298
Earnings from operations	36,455	71,682	39,923	27,619	39,351	38,369	29,109	14,964	175,679	121,793
Interest and financing expenses	(4,511)	(3,353)	(3,668)	(3,401)	(5,138)	(3,522)	(3,530)	(3,407)	(14,933)	(15,597)
Other income	1,767	795	885	886	8,102	574	467	495	4,333	9,638
Foreign exchange gain (loss)	(5,392)	(4,184)	(2,263)	496	2,837	(8,543)	760	(349)	(11,343)	(5,295)
Earnings before income taxes	28,319	64,940	34,877	25,600	45,152	26,878	26,806	11,703	153,736	110,539
Income taxes	10,534	30,775	15,400	12,412	13,755	18,921	14,798	8,862	69,121	56,336
Earnings before minority interest	17,785	34,165	19,477	13,188	31,397	7,957	12,008	2,841	84,615	54,203
Minority interest	2,876	423	457	(394)	1,865	(503)	(287)	44	3,362	1,119
Earnings	$14,909	$33,742	$19,020	$13,582	$29,532	$8,460	$12,295	$2,797	$81,253	$53,084
Basic earnings per share	$0.26	$0.58	$0.33	$0.23	$0.51	$0.15	$0.21	$0.05	$1.40	$0.92
Diluted earnings per share	$0.27	$0.57	$0.32	$0.23	$0.50	$0.14	$0.21	$0.05	$1.39	$0.90
Total assets (i)	$1,044	$1,016	$928	$936	$897	$958	$835	$818	$1,044	$897
Total long-term liabilities (i)	$434	$421	$378	$390	$312	$403	$334	$321	$434	$312

(i) Total assets and total long-term liabilities are expressed in millions of United States dollars.

The comparability of quarter-over-quarter results is impacted by seasonality for both the mining and retail segments.  Aber expects that the quarterly results for its mining segment will continue to fluctuate depending on the seasonality of production at the Diavik Mine, the number of sales events conducted during the quarter and the volume, size and quality distribution of rough diamonds delivered from the Diavik Mine in each quarter. The quarterly results for the retail segment fluctuates depending on the gift giving season, with higher sales during the fourth quarter due to the holiday season.  The first quarter of 2005 only includes one month of Harry Winston results since the acquisition date of April 1, 2004.

Year Ended January 31, 2006 Compared to Year Ended January 31, 2005

Net Earnings

Aber’s net earnings for the twelve months ended January 31, 2006 totalled $81.3 million or $1.40 per share (cash earnings per share of $3.57), compared to net earnings of $53.1 million or $0.92 per share (cash earnings per share of $2.96) for the prior year.

Revenue

Aber recorded sales for the fiscal year ended January 31, 2006 of $505.2 million compared to sales of $385.4 million for the prior year ended January 31, 2005. Rough diamond sales accounted for $314.1 million of these sales compared to $252.7 million for the prior year.  Harry Winston sales of $191.2 million accounted for the balance, compared to $132.7 million for the prior year, which included only ten months of Harry Winston sales from the date of acquisition of control by Aber on April 1, 2004. The Company completed ten rough diamond sales during the fiscal year compared to nine for the prior year.

Cost of Sales

The Company recorded cost of sales of $222.6 million during the fiscal year compared to $189.3 million during the prior year. The Company’s cost of sales includes cash and non-cash costs associated with mining, sorting and retail activities.

Selling, General and Administrative Expenses

The principal components of selling, general and administrative (“SG&A”) expenses include expenses for salaries and benefits (including salon personnel), advertising, professional fees, rent and building related costs.  With the growth of the Company’s international selling activities and the underlying control infrastructure, along with the expansion of its retail salons, SG&A expenses have increased over the prior year.

Aber incurred SG&A expenses of $106.9 million for the fiscal year, compared to $74.3 million incurred for the prior fiscal year. Included in SG&A expenses for the twelve months ended January 31, 2006 are $21.1 million for the mining segment as compared to $16.0 million for the prior fiscal year, and $85.8 million for the retail segment, as compared to $58.3 million for the prior year. SG&A expenses for the retail segment for the prior year included only ten months of expenses from April 1, 2004, the date of Aber’s acquisition of a 51% interest in Harry Winston, to January 31, 2005.

The increase of $32.6 million in SG&A expenses from the comparable period of the prior year resulted from an increase of $13.3 million in salaries and benefits, $7.8 million in advertising, $4.1 million in rent and building related expenses, $2.4 million in other expenses, an increase of $2.2 million in allowance for doubtful accounts, $2.0 million in professional fees and an increase of $0.8 million in travel.  The increase in salaries and benefits results from bonus remuneration costs and mark-to-market adjustments to stock-based compensation due to the increase in Aber’s share price, the hiring of new salon personnel and a full year’s impact of Harry Winston, including personnel hired in the prior year.

Income Taxes

Aber recorded a tax expense of $69.1 million during the twelve months ended January 31, 2006, compared to $56.3 million during the twelve months ended January 31, 2005. The Company’s effective income tax rate for the fiscal year ended January 31, 2006, excluding Harry Winston, is 47%, which is based on a statutory income tax rate of 40% adjusted for Large Corporations Tax, the Northwest Territories mining royalty, items that are not deductible for income tax purposes, impact of foreign exchange, and earnings subject to tax different than the statutory rate.  The strengthening of the Canadian dollar against the US dollar during the fiscal year ended January 31, 2006 increased the effective tax rate as compared to the twelve months ended January 31, 2005.   The income tax expense recorded in the preceding year reflected additional future income tax liabilities due to an increase of 2% in future income tax rates in the Northwest Territories.  The preceding year’s income tax expense also included an adjustment to the future royalty liabilities.  The net result is a lower effective income tax rate for the current fiscal year as compared to the prior year.

The rate at which income taxes are payable by Harry Winston varies by jurisdiction. Net operating losses are available in certain jurisdictions to offset future income taxes payable in such jurisdictions. The net operating losses are scheduled to expire through 2024. During the current fiscal year, Harry Winston recorded a future income tax asset on a portion of its net operating losses not previously recognized, resulting in a lower consolidated effective tax rate.

The Company has provided a table below summarizing the movement from the statutory to the effective income tax rate as a percentage of earnings before taxes:

	Year ended	Year ended
	January 31,	January 31,
	2006	2005

Statutory income tax rate	40%	42%
Large Corporations Tax	1%	1%
Stock compensation	1%	2%
Resource allowance	(1)%	(1)%
Northwest Territories mining royalty	10%	11%
Impact of foreign exchange	2%	(1)%
Impact of changes in future income tax rates	0%	3%
Earnings subject to tax different than statutory rate	(5)%	(5)%
Benefits of losses not previously recognized	(2)%	0%
Other items	(1)%	(1)%
Effective income tax rate	45%	51%

Interest and Financing Expenses

Interest and financing expenses of $14.9 million were incurred during the fiscal year compared to $15.6 million for the prior year.  Interest and financing expenses are attributable to both Aber’s and Harry Winston’s credit facilities.

Other Income

Other income of $4.3 million was recorded during the fiscal year compared to $9.6 million from the prior year.  In the prior year, the Company received $7.0 million from Tiffany & Co. (“Tiffany”) to remove certain restrictions on the resale of Aber shares owned by Tiffany.  Other income includes interest income on the Company’s various bank balances.

Foreign Exchange Loss

A foreign exchange loss of $11.3 million was recognized during the fiscal year compared with a loss of $5.3 million recognized during the prior year.  The loss primarily related to the revaluation of the Canadian dollar denominated future income tax liability on the balance sheet of the Company, as the result of the strengthening of the Canadian dollar against the US dollar for the year. Aber’s ongoing currency exposure relates primarily to expenses and obligations incurred in Canadian dollars, as well as the revaluation of certain Canadian monetary balance sheet amounts. The Company does not currently have any derivative instruments outstanding.

Three Months Ended January 31, 2006 Compared to Three Months Ended October 31, 2005 and January 31, 2005

Net Earnings

The fourth quarter earnings of $14.9 million or $0.26 per share represent a decrease of $18.8 million or $0.32 per share as compared to the third quarter results of $33.7 million or $0.58 per share, and a decrease of $14.6 million or $0.25 per share as compared to the results from the fourth quarter of the prior year. The Company’s cash earnings per share for the fourth quarter was $0.66 compared to cash earnings of $1.47 in the third quarter and $1.20 in the fourth quarter of the prior year.

Revenue

Sales for the fourth quarter totalled $125.9 million, consisting of rough diamond sales of $62.5 million and sales from Harry Winston of $63.4 million. This compares to sales of $153.5 million in the prior quarter (rough diamond sales of $112.2 million and sales from Harry Winston of $41.3 million) and sales of $144.6 million in the comparable quarter of the prior year (rough diamond sales of $85.3 million and sales from Harry Winston of $59.3 million). Ongoing quarterly variations in revenues are inherent in Aber’s business, resulting from the seasonality of the mining and retail activities as well as the variability of the rough diamond sales schedule.

Cost of Sales

The Company’s fourth quarter cost of sales was $52.8 million compared to $57.6 million for the previous quarter and $77.7 million for the comparable quarter of the prior year. The Company’s cost of sales includes cash and non-cash costs associated with mining, sorting and retail sales activities. See “Segmented Analysis” on page 19 for additional information.

Selling, General and Administrative Expenses

The principal components of SG&A expenses include expenses for salaries and benefits (including salon personnel), advertising, professional fees, rent and building related costs.  With the growth of the Company’s international selling activities and the underlying control infrastructure, along with the expansion of its retail salons, SG&A expenses have increased over the prior periods.

SG&A expenses for the fourth quarter were $36.7 million as compared to $24.2 million for the previous quarter and $27.5 million for the comparable quarter of the prior year.

An increase of $12.5 million from the third quarter resulted from an increase of $5.4 million in salaries and benefits, an increase of $2.2 million in advertising, an increase of $2.2 million in allowance for doubtful accounts, an increase of $1.3 million in other expenses, an increase of $0.6 million in professional fees, an increase of $0.4 million in capital tax and an increase of $0.4 million in rent and building related expenses.  The increase in salaries and benefits resulted from the hiring of new salon personnel in connection with the opening of two new Harry Winston salons during the fourth quarter, as well as bonus remuneration costs and mark-to-market adjustments to stock-based compensation due to the increase in Aber’s share price.

The increase of $9.2 million from the fourth quarter of the prior year resulted from an increase of $4.6 million in salaries and benefits, an increase of $2.2 million in allowance for doubtful accounts, an increase of $1.3 million in other expenses, an increase of $0.6 million in rent and building related expenses and an increase of $0.5 million in professional fees.  The increase in salaries and benefits resulted from the hiring of new salon personnel in connection with the opening of two new Harry Winston salons during the fourth quarter, as well as bonus remuneration costs and mark-to-market adjustments to stock-based compensation due to the increase in Aber’s share price.  See “Segmented Analysis” on page 19 for additional information.

Income Taxes

Aber recorded a tax expense of $10.5 million during the fourth quarter compared to $30.8 million in the previous quarter and $13.8 million in the comparable quarter of the previous year. The Company’s effective income tax rate for the quarter, excluding Harry Winston, is 50%, which is based on a statutory income tax rate of 40% adjusted for Large Corporations Tax, the Northwest Territories mining royalty, items that are not deductible for income tax purposes, impact of foreign exchange, and earnings subject to tax different than the statutory rate. The increase in the effective tax rate in the fourth quarter compared to the previous quarter is primarily due to the strengthening of the Canadian dollar against the US dollar. In addition, non-deductible stock compensation expense in the fourth quarter is higher than the previous quarter due to mark-to-market adjustments.

The Company’s functional and reporting currency is US dollars; however, the calculation of income tax expense is based on income in the currency of the country of origin. As such, the Company is continually subject to foreign exchange fluctuations, particularly as the Canadian dollar moves against the US dollar.  During the fourth quarter, as the Canadian dollar strengthened against the US dollar, the Company recorded an unrealized foreign exchange loss of $6.9 million on the revaluation of the Canadian dollar denominated future income tax liability, which is not deductible for Canadian income tax purposes.

The rate at which income taxes are payable by Harry Winston varies by jurisdiction. Net operating losses are available in certain jurisdictions to offset future income taxes payable in such jurisdictions. The net operating losses are scheduled to expire through 2024.  During the fourth quarter, Harry Winston recorded a future income tax asset on a portion of its net operating losses not previously recognized, resulting in a lower consolidated effective tax rate.

The Company has provided a table below summarizing the movement from the statutory to the effective income tax rate as a percentage of earnings before taxes:

	Three months ended January 31,	Three months ended October 31,	Three months ended January 31,
	2006	2005	2005

Statutory income tax rate	40%	40%	42%
Large Corporations Tax	(1)%	1%	1%
Stock compensation	3%	1%	1%
Resource allowance	0%	0%	(2)%
Northwest Territories mining royalty	11%	9%	11%
Impact of foreign exchange	3%	2%	(14)%
Earnings subject to tax different than statutory rate	(5)%	(5)%	(4)%
Benefits of losses not previously recognized	(10)%	0%	0%
Other items	(4)%	(1)%	(4)%
Effective income tax rate	37%	47%	31%

Interest and Financing Expenses

Interest and financing expenses of $4.5 million were incurred during the fourth quarter compared to $3.4 million for the preceding quarter and $5.1 million during the comparable quarter of the prior year. Interest and financing expenses are attributable to both Aber’s and Harry Winston’s credit facilities.

Other Income

Other income of $1.8 million was recorded during the quarter compared to $0.8 million in the preceding quarter and $8.1 million in the comparable quarter of the prior year.  During the fourth quarter of the prior year, the Company received $7.0 million from Tiffany related to the removal of certain restrictions on the disposal of Aber shares owned by Tiffany.  Other income includes interest income on the Company’s various bank balances.

Foreign Exchange Gain (Loss)

A foreign exchange loss of $5.4 million was recognized during the quarter compared to a loss of $4.2 million in the previous quarter and a gain of $2.8 million in the comparable quarter of the prior year. The loss primarily related to the revaluation of the Canadian dollar denominated future income tax liability on the balance sheet of the Company, which resulted from the strengthening of the Canadian dollar against the US dollar for the quarter. Aber’s ongoing currency exposure relates primarily to expenses and obligations incurred in Canadian dollars, as well as the revaluation of certain Canadian monetary balance sheet amounts. The Company does not currently have any derivative instruments outstanding.

Segmented Analysis

The operating segments of the Company include mining and retail segments.

Mining
(expressed in thousands of United States dollars) (quarterly results are unaudited)

	Unaudited								Audited
	2006	2006	2006	2006	2005	2005	2005	2005	2006	2005
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Total	Total

Sales	$62,528	$112,243	$70,795	$68,507	$85,252	$68,980	$56,281	$42,153	$314,073	$252,666
Cost of sales	22,780	38,929	29,759	37,593	46,356	26,203	23,234	23,521	129,061	119,314
	39,748	73,314	41,036	30,914	38,896	42,777	33,047	18,632	185,012	133,352
Selling, general and administrative expenses	8,221	4,809	3,991	4,108	3,792	3,997	4,239	3,996	21,129	16,024
Earnings from operations	$31,527	$68,505	$37,045	$26,806	$35,104	$38,780	$28,808	$14,636	$163,883	$117,328

The mining segment includes the production and sale of rough diamonds.

Sales for the quarter totalled $62.5 million compared to $112.2 million in the third quarter and $85.3 million in the comparable quarter of the prior year. The Company held two rough diamond sales in the fourth quarter, three in the previous quarter and three (including an open market tender) in the comparable quarter of the prior year. Sales for the current quarter were impacted by a decline in the quantity of rough diamonds available for sale and higher sales of lower quality goods compared to that of the third quarter. Aber expects that the quarterly results for its mining segment will continue to fluctuate depending on the seasonality of production at the Diavik Mine, the number of sales events conducted during the quarter and the volume, size and quality distribution of rough diamonds delivered from the Diavik Mine in each quarter.

Cost of sales includes cash operating costs of $14.7 million, non-cash operating costs of $7.0 million and private production royalties of $1.1 million. A substantial portion of cost of sales is mining operating costs, which are incurred at the Joint Venture level. Cost of sales also includes sorting costs, which consist of Aber’s cost of handling and sorting product in preparation for sales to third parties. Non-cash costs include amortization and depreciation, the majority of which is recorded using the unit-of-production method over estimated proven and probable reserves. Private production royalties are recorded based on actual production during each accounting period.

The fourth quarter gross margin was 64% compared to 65% in the preceding quarter and 46% in the comparable quarter of the prior year. The decrease in the gross margin is primarily due to the seasonal reduction in production with the arrival of winter.  The low gross margin in the fourth quarter of the prior year was the result of lower production due to inclement weather, plant maintenance and stripping of A-154 North waste material which reduced the availability of ore.

With the expansion of the rough diamond global sales network and underlying control infrastructure, SG&A expenses for the mining segment have increased by $3.4 million from the third quarter.  The principal components are a $2.2 million increase in salaries and benefits, an increase of $0.8 million in other expenses and an increase of $0.4 million in capital tax expense. The increase in salaries and benefits relates to $1.4 million in bonus and remuneration adjustments and $0.8 million in mark-to-market adjustments to stock-based compensation.  This compares to an increase of $4.4 million from the fourth quarter of the prior year, which resulted from an increase of $2.1 million in salaries and benefits, an increase of $1.6 million in other expenses, an increase of $0.5 million in capital tax expense and an increase of $0.2 million in travel.

Retail
(expressed in thousands of United States dollars) (quarterly results are unaudited)

	Unaudited								Audited
	2006	2006	2006	2006	2005	2005	2005	2005	2006	2005
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Total	Total

Sales	$63,363	$41,269	$44,904	$41,625	$59,329	$35,085	$28,206	$10,116	$191,161	$132,736
Cost of sales	30,002	18,712	23,306	21,526	31,374	19,041	14,512	5,070	93,546	69,997
	33,361	22,557	21,598	20,099	27,955	16,044	13,694	5,046	97,615	62,739
Selling, general and administrative expenses	28,433	19,380	18,720	19,286	23,708	16,455	13,393	4,718	85,819	58,274
Earnings (loss) from operations	$4,928	$3,177	$2,878	$813	$4,247	$(411)	$301	$328	$11,796	$4,465

The first quarter of 2005 only includes one month of Harry Winston results since the acquisition date of April 1, 2004.

The retail segment includes sales from Harry Winston’s ten salons, which are located in New York, Honolulu, Bal Harbour, Beverly Hills, Las Vegas, Paris, Geneva, Tokyo, Osaka and Taipei. Controlling interest in Harry Winston was acquired on April 1, 2004.

Sales for the fourth quarter were $63.4 million compared to $41.3 million for the previous quarter and $59.3 million for the comparable quarter of the prior year. The 54% increase in Harry Winston sales relative to that of the previous quarter is primarily attributed to the healthy holiday season and strong marketing efforts.

Cost of sales for Harry Winston for the fourth quarter was $30.0 million compared to $18.7 million in the previous quarter and $31.4 million for the comparable quarter of the prior year. The increase in gross margins from the fourth quarter of the prior year is principally due to the sale of high-margin items from a newly refined merchandise mix.

With the expansion of the new international salon activity consistent with the retail growth strategy, SG&A expenses increased to $28.4 million in the fourth quarter as compared to $19.4 million in the third quarter and $23.7 million in the comparable quarter of the prior year. The primary components of this increase are higher salaries and benefits of $3.3 million, higher advertising and selling expenses of $2.2 million, an increase of $2.2 million in allowance for doubtful accounts, an increase in other expenses of $0.6 million, higher professional fees of $0.4 million and an increase in rent and building related expenses of $0.3 million.  The increase in salaries and benefits result from bonus and remuneration adjustments and the hiring of new salon personnel in connection with the opening of two new salons during the fourth quarter.  A strong focus on advertising and selling usually occurs in the fourth quarter for the holiday season.

SG&A expenses increased from the comparable quarter of the prior year as a result of an increase in salaries and benefits of $2.5 million, an increase of $2.2 million in allowance for doubtful accounts, an increase in rent and building related expenses of $0.6 million, a reduction in other expenses of $0.2 million and a decrease in advertising and selling expenses of $0.4 million.  The increase in salaries and benefits result from bonus and remuneration adjustments and the hiring of new salon personnel.

Operational Update

Aber’s results of operations include results from its mining operations and results from Harry Winston.

Mining Segment

During the calendar quarter ended December 31, 2005, the Diavik Mine produced 1.83 million carats from 0.5 million tonnes of ore sourced from both the A-154 South (60%) and A-154 North (40%) kimberlite pipes.  The effective annual processing rate achieved in the quarter compares favourably to previous winter quarters, and reflects the continued focus on improving the efficiency of operations at the Diavik Mine.  Despite the relatively mild winter conditions experienced in the quarter, seasonal conditions reduced mining and processing rates from the previous quarter’s levels.

Changes made to the mine plan earlier in the year were a key factor in annual carat production being lower than originally planned, as a greater proportion of lower grade A-154 North ore was processed. These changes were implemented to accommodate a redesign of the A-154 pit.  The revised pit design shifts the focus from open pit mining to underground mining of the A-154 North kimberlite pipe in order to maximize mineable reserves.

For the calendar year, both carat production and processing rates continued to increase.  The addition of A-154 North as a second working face at the Diavik Mine added flexibility to mining operations and improved the processing efficiency through blending of ore sources. As a result, carat production increased 9% over the prior year while ore processed climbed 14%.

Along with the work to redesign the A-154 pit, additional delineation drilling was conducted on all three kimberlite pipes currently in the mine plan.  The work revealed additional diamondiferous kimberlite ore on the edges of both the A-154 North and A-418 kimberlite pipes. In addition, the methodology used to calculate grade was updated based on production data gathered since the beginning of operations. The Mineral Reserve and Mineral Resource Statement has been updated to reflect these changes.

Early in the calendar year, work began to bring the 28.4 million carats in the A-418 reserves into production.  As with the other kimberlite pipes at the Diavik Mine, the A-418 pipe is beneath the water of Lac de Gras.  Construction of the new 1.3 km A-418 dike progressed ahead of schedule and the rock-fill berm was closed off in October.  The open pit of the A-418 pipe will be the third working face to be developed at the Diavik Mine.

An underground mining feasibility study was commenced during the current year to determine the most effective way to underground mine the A-154 South, A-154 North and A-418 kimberlite pipes.  The main decline tunnel used to access the deeper sections of the orebodies advanced approximately 800 metres.  The introduction of underground mining effectively adds three more working faces and provides access to additional reserves. The seasonal variations due to the climatic effects of operating in Canada’s Arctic North are also expected to diminish with underground mining.

In December, the Diavik Mine participated in the Mackenzie Valley Land and Water Board’s public technical sessions to renew its water licence through public hearings scheduled for 2006. The Diavik Mine submitted its application early in August 2005, with a request to conclude the process in time for the underground mining investment decision in early 2007. The existing licence expires in August 2007.

Exploration on the Diavik Mine’s 650 thousand acre land position comprised ground geophysics, till sampling, drilling of targets and more advanced work on the A-21 kimberlite pipe underground bulk sample.  To date, no new potentially economic diamondiferous kimberlites have been identified.

Aber’s 40% share of Diavik Mine production

	Three months	Three months	Twelve months	Twelve months
	ended	ended	ended	ended
	December 31,	December 31,	December 31,	December 31,
	2005	2004	2005	2004

Diamonds recovered (000s carats)	732	601	3,309	3,030
Grade (carats/tonne)	3.68	3.30	3.72	3.88
Operating costs, cash ($ millions)	20.8	20.1	76.6	70.0
Operating costs per carat, cash ($)	28	33	23	23

Cash operating costs for the three months ended December 31, 2005 of $20.8 million increased by $0.7 million from the comparable period of the prior year as the result of a $0.8 million increase in costs due to the strengthening of the Canadian dollar against the US dollar, offset by a small reduction in actual cash operating costs of $0.1 million.

For the twelve months ended December 31, 2005, cash operating costs of $76.6 million increased by $6.6 million, of which $5.6 million resulted from the strengthening of the Canadian dollar against the US dollar.

Retail Segment

Harry Winston continued its strong performance into the fourth quarter, primarily driven by healthy holiday sales.  The established salons in the US and the Far East contributed to the increase in sales and were augmented by sales from new salons in Florida and Hawaii.

Marketing efforts during the quarter focused on high-end jewelry and watches, supplemented by a newspaper campaign that highlighted unique Harry Winston diamond jewelry in the under $75,000 range.

The Beverly Hills salon on Rodeo Drive was relocated to a new 6,000 square foot flagship salon in January 2006. During the fourth quarter, Harry Winston opened new salons in Bal Harbour, Florida and Honolulu, Hawaii.  Harry Winston was also prominently featured at the Golden Globe Awards and the Academy Awards.

For the fiscal year, Harry Winston maintained the strong sales growth seen in the prior year.  In particular, the US and the Far East locations performed well, reflecting the strength of the brand and the effectiveness of Harry Winston’s overall strategy in these core markets.  This strategy focuses on maintaining the premium position of the luxury brand through one-of-a-kind high-end jewelry pieces while at the same time offering a selection of diamond jewelry at more modest price points.  Performance of the European division of Harry Winston was consistent with the prior year’s strong results, primarily driven by the custom-made and private client business.

Liquidity and Capital Resources

Working Capital

Working capital increased to $285.7 million at January 31, 2006 from $156.6 million at January 31, 2005.  As at January 31, 2006, Aber had unrestricted cash and cash equivalents of $148.1 million and contingency cash collateral and reserves of $14.3 million compared to $123.6 million and $13.8 million, respectively, at January 31, 2005. Included in unrestricted cash and cash equivalents at January 31, 2006 was $10.5 million held at the Diavik Mine compared to $6.9 million at January 31, 2005.

Cash Flow from Operations

For the year ended January 31, 2006, Aber generated $161.8 million in cash from operations, compared to $150.4 million in the prior year. Ongoing quarterly variations in revenues and operating cash flows are inherent in Aber’s business, resulting from the seasonality of both the mining and retail activities as well as the rough diamond sales schedule. During the fiscal year, the Company purchased $63.6 million of inventory, increased prepaid expenses by $16.2 million, increased accounts payable and accrued liabilities by $26.1 million and decreased accounts receivable by $3.4 million.

Financing Activities

The Company made mandatory repayments of $35.8 million on its $100.0 million senior secured term facility and drew down $60.0 million on its $75.0 million senior secured revolving credit facility during the fiscal year.  At January 31, 2006, the Company had $44.2 million outstanding on its senior secured term facility and $70.0 million outstanding on its senior secured revolving credit facility.

As at January 31, 2006, Harry Winston had $62.5 million outstanding on its $85.0 million credit facility, which is used to fund salon inventory and capital expenditure requirements. This represents an increase of $22.1 million from January 31, 2005.

At January 31, 2006, $4.8 million was drawn under the Company’s revolving financing facility relating to its Belgian subsidiary, Aber International N.V., compared to $nil drawn at January 31, 2005.

The Company made dividend payments of $52.2 million to its shareholders or $0.90 per share during the fiscal year.

In the first quarter of 2005, Aber purchased 150,000 common shares on the open market for $4.7 million for cancellation as part of its normal course issuer bid.

Aber spent $6.8 million to purchase 51% of Harry Winston’s convertible subordinated notes from two of its minority shareholders during the fiscal year.  The convertible subordinated notes were converted to common shares of Harry Winston during the fourth quarter.

A minority shareholder made a capital infusion of $8.1 million for new store expansions.

Investing Activities

Included in deferred mineral property costs are purchases of $34.9 million and a transfer of $20.5 million of work-in-progress to capital assets during the fiscal year. The Company also purchased capital assets of $52.7 million, of which $37.8 million were purchased for the mining segment and $14.9 million for Harry Winston.

Pursuant to the Stock Purchase Agreement between Aber and the two minority shareholders, if contribution to capital required by Harry Winston is not made by a stockholder, the non-contributing stockholder’s interest in Harry Winston is diluted proportionately.  As the result of the capital contributions made by Aber but not by all minority shareholders in the last fiscal year, Aber’s ownership of Harry Winston increased from 51% to 52.83%.

During the first quarter of fiscal 2006, the Company paid $51.1 million for the remaining balance of the promissory note issued in connection with the purchase of its controlling interest in Harry Winston.

Contractual Obligations

The Company has contractual payment obligations with respect to long-term debt and, through its participation in the Joint Venture, future site restoration costs at the Diavik Mine level. Additionally, at the Joint Venture level, contractual obligations exist with respect to operating purchase obligations, as administered by DDMI, the operator of the mine. In order to maintain its 40% ownership interest in the Diavik Mine, the Company is obligated to fund 40% of the Joint Venture’s total expenditures on a monthly basis. Aber’s currently estimated share of the capital expenditures, which are not reflected in the table below, including sustaining capital for the calendar years 2006 to 2010, is approximately $187.0 million at a budgeted Canadian exchange rate of $0.89.

The most significant contractual obligations for the ensuing five-year period can be summarized as follows:

Contractual obligations		Less than	Year	Year	After
(expressed in thousands of United States dollars)	Total	1 year	2–3	4–5	5 years

Long-term debt (a)	$185,259	$27,915	$150,054	$1,092	$6,198
Environmental and participation agreements incremental commitments (b)	49,145	8,779	20,720	3,512	16,134
Lease obligations (c)	94,143	10,166	20,080	18,604	45,293
Total contractual obligations	$328,547	$46,860	$190,854	$23,208	$67,625

(a)       Long-term debt presented in the foregoing table includes current and long-term portions. The Company may at any time prepay, in whole or in part, borrowings under the $100.0 million term facility or the $75.0 million revolving facility, in minimum amounts of $5.0 million. Scheduled repayment of the term facility is over ten equal consecutive semi-annual installments of $10.0 million that commenced on June 15, 2004. The maximum amount permitted to be drawn under the senior secured revolving facility is reduced by $12.5 million semi-annually, commencing September 2006.  The Company is required to repay borrowings under this facility in excess of the maximum permitted at each semi-annual date, to a maximum of $12.5 million.  The Company’s first mortgage on real property has scheduled principal payments of $0.1 million monthly, and may be prepaid after 2009.

Harry Winston’s $85.0 million credit facility was amended on January 31, 2006 to increase it to $110.0 million on March 1, 2006 and to $130.0 million on July 1, 2006.  The Harry Winston credit facility expires on March 31, 2008, with no scheduled repayments required before that date.

(b)       The Joint Venture, under environmental and other agreements, must provide funding for the Environmental Monitoring Advisory Board. These agreements also state the Joint Venture must provide security deposits for the performance by the Joint Venture of its reclamation and abandonment obligations under all environmental laws and regulations. The Joint Venture has fulfilled its obligations for the security deposits by posting letters of credit of which Aber’s share as at January 31, 2006 was $36.7 million. The requirement to post security for the reclamation and abandonment obligations may be reduced to the extent of amounts spent by the Joint Venture on those activities. The Joint Venture has also signed participation agreements with various native groups. These agreements are expected to contribute to the social, economic and cultural well-being of area Aboriginal bands. The letter of credit in the amount of $36.7 million satisfies that part of the respective contractual obligations included in the table above. The actual cash outlay for the Joint Venture’s obligations under these agreements is not anticipated to occur until later in the life of the Diavik Mine.

(c)        Lease obligations represent future minimum annual rentals under non-cancellable operating leases for Harry Winston salons and office space. Harry Winston’s New York salon lease, of which a shareholder has a 50% interest in the property, has a remaining term of five years with an option to renew.

Outlook

The following outlook has been updated from the March 14, 2006 Press Release to reflect the early closure of the winter road announced March 22, 2006.

In the coming calendar year, production from the Diavik Mine will be primarily sourced from the A-154 South kimberlite pipe, with some contribution from the A-154 North pipe.

The mine development program will focus on open pit mining of the A-418 kimberlite pipe as well as an underground mining feasibility study of the lower sections of the three existing orebodies.  The A-418 dike construction is expected to be completed in late calendar 2006.  Once the de-watering process is completed, pre-stripping of the lake bottom sediments will precede open pit mining. The underground feasibility study for the A-154 South, A-154 North and A-418 kimberlite pipes is expected to be completed in early 2007, with the objective of introducing underground working faces in 2008.

Efficiency and recovery enhancing initiatives designed to improve carat production are being reviewed and implemented.  Included in these initiatives is the testing of a continuous mining machine. One of the objectives of this approach is reduced diamond breakage by avoiding blasting.

The A-21 kimberlite pipe bulk sample is to be undertaken this year to provide data for a feasibility study, with the objective of improving production volumes in later years.

The operation of the winter road that services various mining and exploration operations located northeast of Yellowknife, including the Diavik Mine, was suspended earlier than anticipated due to deteriorating ice conditions resulting from unseasonably warm temperatures.  It is anticipated that sufficient fuel is on hand to support the project until the next winter road delivery considering the reduced consumption due to the mild winter.  Stripping capacity has been temporarily reduced due to the inability to deliver the heavier components of a large excavation shovel via the winter road.  Alternative methods of transport for this and other bulk supplies are available and are being evaluated.

The Company retains its earlier production forecast of 8.5 million carats for the coming year subject to actual performance of transportation alternatives. Production from current reserves is expected to exceed 10 million carats in 2007, with production coming solely from the higher grade A-154 South pipe. The increase in Aber’s share of the Diavik Mine capital expenditures for calendar years 2006 to 2010 is estimated to be less than 4% and the impact to Aber’s share of operating and exploration costs for calendar 2006 is an estimated increase of 5%.

The diamond industry continues to demonstrate strong long-term underlying fundamentals.  Demand for polished diamonds is anticipated to increase in existing markets as well as emerging economies.  Growth in demand, in conjunction with a static supply of rough diamonds, is expected to result in increased prices.  This is particularly true for larger and higher quality polished diamonds, where sourcing of the requisite rough diamonds is becoming increasingly difficult.

Capitalizing on its market position, Aber intends to pursue opportunities that will maximize the economic and strategic value of its share of the Diavik Mine diamond production.  The recently opened India office directly offers more detailed assortments to specialized manufacturers in India, thus creating additional value.  Aber also plans to open an Israeli office to further target specialized manufacturers and extend Harry Winston’s polished diamond sourcing directly into another key market.

At Harry Winston, the focus remains on establishing an expanded store network in order to extend global sales while maintaining its premium position as a luxury diamond jeweler providing one-of-a-kind, high-end diamond jewelry pieces.  It is anticipated that this strategy will result in sales growth of 15%-20% per annum over the next three years. To aid in this goal, the store network is expected to grow at an average of three openings per year and reach a total of 25 salons by fiscal 2011.

Sustained sales in higher priced categories and better margins have allowed Harry Winston to adjust the rate of new store openings while preserving year-over-year growth objectives in sales and margins.  The rate of store openings and renovations provide Harry Winston with the opportunity to solidify its position at the ultra-high end of the diamond jewelry market, benefiting from its current market position while achieving previous sales growth estimates and broadening its appeal to a wider segment of affluent customers.

Harry Winston plans to open salons in London and Tokyo (Omotesando), followed by Chicago by the end of calendar 2007, and to relocate the Osaka salon to a larger facility.

Gains in Harry Winston’s gross margin percent in the range of 0.5%-1.0% per annum are anticipated over the next few years and the annual gross margin percent is expected to stabilize at approximately 50% as a result of continuous refinements to the product mix, coupled with improvements in sourcing, purchasing and manufacturing.

Utilizing its financial capital and management expertise, Aber continues to support Harry Winston’s growth strategy in order to deliver long-term value to its shareholders.

Other Disclosures

Non-Canadian GAAP Performance Measures

References to “cash earnings” are earnings before non-cash income tax expense, non-cash foreign exchange gain (loss), and depreciation and amortization. Management believes that the inclusion of cash earnings enables investors to better understand the impact of certain non-cash items on Aber’s financial results and as such provides a useful supplemental measure in evaluating the performance of Aber. Cash earnings is not, however, a measure recognized by Canadian GAAP and does not have a standardized meaning under Canadian GAAP. Management cautions investors that cash earnings should not be construed as an alternative to earnings (as determined in accordance with Canadian GAAP) as an indicator of Aber’s performance or cash flows from operating, investing and financing activities as a measure of the Company’s liquidity and cash flows. Aber’s method of calculating cash earnings may differ from the methods used by other companies. Therefore, cash earnings may not be comparable to similar measures presented by other companies. See below for a reconciliation of earnings to cash earnings.

Reconciliation of Earnings to Cash Earnings

(expressed in thousands of United States dollars, except per share amounts) (quarterly results are unaudited)

	Unaudited								Audited
	2006	2006	2006	2006	2005	2005	2005	2005	2006	2005
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Total	Total

Earnings	$14,909	$33,742	$19,020	$13,582	$29,532	$8,460	$12,295	$2,797	$81,253	$53,084

Non-cash income tax	10,412	31,264	12,788	5,320	11,905	17,888	14,356	8,079	59,784	52,228
Non-cash foreign exchange loss (gain)	5,201	3,656	3,618	(1,896)	(1,550)	8,608	(888)	440	10,579	6,610
Depreciation and amortization	7,697	16,662	17,472	13,685	29,421	11,477	10,195	7,188	55,516	58,281
Cash earnings	$38,219	$85,324	$52,898	$30,691	$69,308	$46,433	$35,958	$18,504	$207,132	$170,203
Cash earnings per share	$0.66	$1.47	$0.91	$0.53	$1.20	$0.80	$0.63	$0.32	$3.57	$2.96

Related Parties

Transactions with related parties for the fiscal year include $0.5 million payable under management agreements with all of Harry Winston’s shareholders and $1.7 million of rent relating to the New York salon, payable to an employee and shareholder.

Disclosure Controls

The certifying officers of Aber had cause to design a system of disclosure controls and procedures to provide reasonable assurance that material information relating to Aber, including its consolidated subsidiaries, is made known to them by others within those entities, particularly during the period in which Aber’s annual filings are being prepared.  In designing and evaluating the disclosure controls and procedures, the management of Aber recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.  The management of Aber was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.  The result of the inherent limitations in all control systems means no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected.

The management of Aber has evaluated the effectiveness of the design and operation of its disclosure controls and procedures as of the period covered by the Annual Report. Based on that evaluation, management has concluded that these disclosure controls and procedures are effective at the reasonable assurance level.

There were no significant changes in the internal controls or in other factors that could significantly affect internal controls of Aber subsequent to the date of this report.

Critical Accounting Estimates

Management is often required to make judgments, assumptions and estimates in the application of generally accepted accounting principles that have a significant impact on the financial results of the Company. Certain policies are more significant than others and are, therefore, considered critical accounting policies. Accounting policies are considered critical if they rely on a substantial amount of judgment (use of estimates) in their application or if they result from a choice between accounting alternatives and that choice has a material impact on Aber’s reported results or financial position. The following discussion outlines the accounting policies and practices that are critical to determining Aber’s financial results.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods.

The most significant estimates relate to the valuation of deferred mineral property costs and future site restoration costs. Management makes significant estimates related to the measurement of reclamation obligations and the timing of the related cash flows and future income tax liabilities. Such timing and measurement uncertainty could have a material effect on the reported results of operations and the financial position of the Company.

Actual results could differ materially from those estimates in the near term.

Deferred Mineral Property Costs and Mineral Reserves

Aber capitalizes all direct development and pre-production costs relating to mineral properties and amortizes such costs on a unit-of-production basis upon commencement of commercial production relating to the underlying property. Aber has determined that commercial production related to the Diavik Mine was achieved during the fiscal year ended January 31, 2004. Deferred mineral property costs are amortized based on estimated proven and probable reserves at the property.

On an ongoing basis, the Company evaluates deferred costs relating to each property to ensure that the estimated recoverable amount exceeds the carrying value. Based on the Diavik Mine’s latest projected open pit life from the mine plan and diamond prices from the Diavik Project feasibility study, there is no requirement to write down deferred mineral property costs.

The estimation of reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. Aber expects that its estimates of reserves will change to reflect updated information. Reserve estimates can be revised upward or downward based on the results of future drilling, testing or production levels, and diamond prices. Changes in reserve estimates can impact the evaluation of net recoverable deferred costs.

Future Site Restoration Costs

The Company has obligations for future site restoration costs. The Company records the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement. The Company adopted Section 3110, “Accounting for Asset Retirement Obligations”, effective November 1, 2003 and as at January 31, 2006, estimates of all legal obligations at the Joint Venture level have been included in the consolidated financial statements of the Company. Processes to track and monitor these obligations are carried out at the Joint Venture level.

Income Tax

The Company accounts for income taxes under the asset and liability method. Under this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and the tax basis of assets and liabilities.

Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in earnings in the period during which the change in tax rates is considered to be substantively enacted.

Intangible Assets and Goodwill

Certain of the Company’s intangible assets are recorded at fair value upon acquisition and have an indefinite useful life.  The Company assesses impairment of such intangible assets by determining whether the carrying value exceeds the fair value.  If the fair value is determined to be less than the net book value, the excess of the net book value over the fair value is charged to earnings in the year in which such impairment is determined by management.

The goodwill recorded on the Company’s books is reviewed at least annually for impairment; however, if there is indication of impairment in goodwill during the year, an assessment at the time will be completed.

Risks and Uncertainties

Aber is subject to a number of risks and uncertainties as a result of its operations, including without limitation the following risks:

Nature of Mining

The operation of the Diavik Mine is subject to risks inherent in the mining industry, including variations in grade and other geological differences, unexpected problems associated with required water retention dikes, water quality, surface or underground conditions, processing problems, mechanical equipment performance, accidents, labour disputes, risks relating to the physical security of the diamonds, force majeure risks and natural disasters. Such risks could result in personal injury or fatality; damage to or destruction of mining properties, processing facilities or equipment; environmental damage; delays or reductions in mining production; monetary losses; and possible legal liability. Hazards, such as unusual or unexpected rock formations, rock bursts, pressures, flooding or other conditions may be encountered in the drilling and removal of ore.

The Diavik Mine, because of its remote northern location and access only by winter road or by air, is subject to special climate and transportation risks. These risks include the inability to operate or to operate efficiently during periods of extreme cold, the unavailability of materials and equipment, and unanticipated transportation costs. Such factors can add to the cost of mine development, production and operation, thereby affecting the Company’s profitability.

Joint Venture

Aber owns an undivided 40% interest in the assets, liabilities and expenses in the Diavik Mine and the Diavik group of mineral claims.  The Diavik Mine and the exploration and development of the Diavik group of mineral claims is a joint arrangement between DDMI (60%) and Aber Diamond Mines Ltd. (40%), and is subject to the risks normally associated with the conduct of joint ventures and similar joint arrangements. These risks include the inability to exert influence over strategic decisions made in respect of the Diavik Mine and the Diavik group of mineral claims. By virtue of DDMI’s 60% interest in the Diavik Mine, it has a controlling vote in virtually all Joint Venture management decisions respecting the development and operation of the Diavik Mine and the development of the Diavik group of mineral claims. Accordingly, DDMI is able to determine the timing and scope of future project capital expenditures, and is therefore able to impose capital expenditure requirements on the Company, which the Company may not have sufficient cash to meet.  A failure by the Company to meet capital expenditure requirements imposed by DDMI could result in the Company’s interest in the Diavik Mine and the Diavik group of mineral claims being diluted.

Diamond Prices and Demand for Diamonds

The profitability of Aber is dependent upon production from the Diavik Mine and on the results of the operations of Harry Winston. Each in turn is dependent in significant part upon the worldwide demand for and price of diamonds. Diamond prices fluctuate and are affected by numerous factors beyond the control of the Company, including worldwide economic trends, particularly in the US and Japan, and the level of demand for, and discretionary spending on, luxury goods such as diamonds and jewelry. Low or negative growth in the worldwide economy, particularly in the US or Japan, or the recurrence of terrorist activities creating disruptions in economic growth, could result in decreased demand for luxury goods such as diamonds and jewelry, thereby negatively affecting the price of diamonds and jewelry and Aber’s results of operations.

Currency Risk

Currency fluctuations may affect the Company’s financial performance. Diamonds are sold throughout the world based principally on the US dollar price, and although the Company reports its financial results in US dollars, a majority of the costs and expenses of the Diavik Mine, which are borne 40% by the Company, are incurred in Canadian dollars. Further, the Company has a significant future income tax liability that has been incurred and will be payable in Canadian dollars. Aber’s currency exposure relates primarily to expenses and obligations incurred by it in Canadian dollars and, secondarily, to revenues of Harry Winston in currencies other than the US dollar. The appreciation of the Canadian dollar against the US dollar, and the depreciation of such other currencies against the US dollar, therefore, will increase the expenses of the Diavik Mine and the amount of the Company’s Canadian dollar liabilities relative to the revenue Aber will receive from diamond sales, and will decrease the US dollar revenues received by Harry Winston.  From time to time, the Company uses a limited number of derivative financial instruments to manage its foreign currency exposure.

Licences and Permits

The operation of the Diavik Mine and exploration on the Diavik property requires licences and permits from the Canadian government. The Diavik Mine Type “A” Water Licence granted by the Mackenzie Valley Land and Water Board expires on August 31, 2007.  While DDMI, who is also the operator of the Diavik Mine, anticipates being able to renew the licence, there can be no guarantee that Aber and/or DDMI will be able to obtain or maintain this or all other necessary licences and permits that may be required to maintain the operation of the Diavik Mine or to further explore and develop the Diavik property.

Regulatory and Environmental Risks

The operation of the Diavik Mine, exploration activities at the Diavik Project and the manufacturing of jewelry are subject to various laws and regulations governing the protection of the environment, exploration, development, production, taxes, labour standards, occupational health, waste disposal, mine safety, manufacturing safety and other matters. New laws and regulations, amendments to existing laws and regulations, or more stringent implementation of existing laws and regulations could have a material adverse impact on the Company by increasing costs and/or causing a reduction in levels of production from the Diavik Mine.

Mining and manufacturing are subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mining and retail operations. To the extent that Aber or Harry Winston is subject to uninsured environmental liabilities, the payment of such liabilities could have a material adverse effect on the Company.

Resource and Reserve Estimates

The Company’s figures for mineral resources and ore reserves on the Diavik group of mineral claims are estimates, and no assurance can be given that the anticipated carats will be recovered. The estimation of reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. Aber expects that its estimates of reserves will change to reflect updated information. Reserve estimates may be revised upward or downward based on the results of future drilling, testing or production levels. In addition, market fluctuations in the price of diamonds or increases in the costs to recover diamonds from the Diavik Mine may render the mining of ore reserves uneconomical.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty that may attach to inferred mineral resources, there is no assurance that mineral resources at the Diavik property will be upgraded to proven and probable ore reserves.

Insurance

Aber’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, risks relating to the physical security of diamonds and jewelry, changes in the regulatory environment and natural phenomena such as inclement weather conditions. Such occurrences could result in damage to the Diavik Mine, personal injury or death, environmental damage to the Diavik property, delays in mining, monetary losses and possible legal liability. Although insurance is maintained to protect against certain risks in connection with the Diavik Mine, Aber’s operations and the operations of Harry Winston, the insurance in place will not cover all potential risks. It may not be possible to maintain insurance to cover insurable risks at economically feasible premiums.

Fuel Costs

The Diavik Mine’s fuel needs are purchased annually in late winter and transported to the mine site by way of the winter road. The cost of the fuel purchased is based on the then prevailing price and expensed into operating costs on a usage basis. The Diavik Mine currently has no hedges for its anticipated 2006 fuel consumption.

Reliance on Skilled Employees

Production at the Diavik Mine is dependent upon the efforts of certain skilled employees of DDMI. The loss of these employees or the inability of DDMI to attract and retain additional skilled employees may adversely affect the level of diamond production from the Diavik Mine.

Aber’s success at marketing diamonds and in operating the business of Harry Winston is dependent on the services of key executives and skilled employees, as well as the continuance of key relationships with certain third parties, such as diamantaires. The loss of these persons or the Company’s inability to attract and retain additional skilled employees or to establish and maintain relationships with required third parties may adversely affect its business and future operations in marketing diamonds and in operating Harry Winston.

Competition in the Luxury Jewelry Segment

Aber, through its 52.83% interest in Harry Winston, is exposed to competition in the retail diamond market from other luxury goods, diamond and jewelry retailers. The ability of Harry Winston to successfully compete with such luxury goods, diamond and jewelry retailers is dependent upon a number of factors, including the ability of Harry Winston to source high-end polished diamonds and protect and promote its distinctive brand name. If Harry Winston is unable to successfully compete in the luxury jewelry segment, then Aber’s results of operations will be adversely affected.

Recently Issued Accounting Standards

Deferred Stripping

In March 2005, the Emerging Issues Task Force of the Financial Accounting Standards Board (“FASB”) issued EITF No. 04-06, “Accounting for Stripping Costs Incurred during Production”.  This rule says that post production stripping costs are part of the cost of inventory, disallowing a common mining industry practice of deferring stripping costs based on life of mine stripping ratios.  The standard is effective February 1, 2006 for US GAAP purposes.  In March 2006, the Emerging Issues Committee of the Canadian Institute of Chartered Accountants (“CICA”) issued EIC 160 on “Stripping Costs in the Production Phase of a Mining Operation”, which provides an alternative to inclusion of stripping costs in inventory required by the US standard when the stripping costs result in a betterment of the asset by providing access to additional sources for ore, in which case the stripping costs can be capitalized.  The standard is effective for the Company’s fiscal year, which commences February 1, 2007.  The Company has treated post production stripping costs as a cost of inventory.

Accounting for Stock Issued Compensation

In December 2004, FASB issued SFAS No. 123R.  This Statement replaces SFAS No. 123, “Accounting for Stock Compensation”, and supersedes Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”.  The Company is currently assessing the impact of this pronouncement on the financial statements .

Outstanding Share Information

As at January 31, 2006

Authorized	Unlimited
Issued and outstanding shares	58,133,780
Fully diluted (i)	58,821,319
Weighted average outstanding shares	57,957,201
Options outstanding	1,959,438

(i)             Fully diluted shares outstanding under the treasury stock method.

Additional Information

Additional information relating to the Company, including the Company’s most recently filed annual information form, can be found on SEDAR at www.sedar.com, and is also available on the Company’s website at www.aber.ca.

Management’s Responsibility for Financial Reporting

The consolidated financial statements and the information contained in the Annual Report have been prepared by the management of the Company. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada and, where appropriate, reflect management’s best estimates and judgments based on currently available information. A system of internal accounting control is maintained to provide reasonable assurance that financial information is accurate and reliable.

The Company’s independent auditors, who are appointed by the shareholders, conduct an audit in accordance with generally accepted auditing standards to allow them to express an opinion on the financial statements.

The Board of Directors’ Audit Committee meets at least quarterly with management to review the internal controls, financial statements and related reporting matters, and with the independent auditors to review the scope and results of the annual audit prior to approval of the financial statements by the entire Board.

Robert A. Gannicott

Chief Executive Officer

Alice Murphy
Vice President & Chief Financial Officer

Auditors’ Report

To the Shareholders of Aber Diamond Corporation

We have audited the consolidated balance sheets of Aber Diamond Corporation as at January 31, 2006 and 2005 and the consolidated statements of earnings, retained earnings and cash flows for each of the years in the three-year period ended January 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three-year period ended January 31, 2006 in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants
Toronto, Canada
March 14, 2006

Consolidated Balance Sheets

(expressed in thousands of United States dollars)

As at January 31,	2006	2005

Assets
Current assets:
Cash and cash equivalents (note 4)	$148,116	$123,596
Cash collateral and cash reserves (note 4)	14,276	13,786
Accounts receivable	14,917	17,403
Inventory and supplies (note 5)	202,571	138,927
Advances and prepaid expenses	27,437	10,748
	407,317	304,460
Deferred mineral property costs (note 6)	196,367	200,029
Capital assets (note 7)	301,735	260,616
Intangible assets, net (note 9)	42,922	43,597
Goodwill	41,966	41,966
Deferred charges and other assets (note 10)	22,681	23,899
Future income tax asset (note 13)	30,625	22,385
	$1,043,613	$896,952
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$83,822	$58,746
Promissory note (note 11)	—	50,902
Bank advances (note 12(ii)	9,882	5,791
Current portion of long-term debt (note 12)	27,915	32,451
	121,619	147,890
Long-term debt (note 12)	157,344	118,359
Future income tax liability (note 13)	256,426	174,468
Other long-term liability	4,929	4,863
Future site restoration costs (note 14)	15,316	13,855
Minority interest (note 3)	36,086	18,045

Shareholders’ equity:
Share capital (note 15)	297,114	292,119
Stock options	11,805	9,260
Retained earnings	126,630	101,460
Cumulative translation adjustment	16,344	16,633
	451,893	419,472
Commitments and guarantees (note 18)

	$1,043,613	$896,952

See accompanying notes to consolidated financial statements.

On behalf of the Board:

Robert A. Gannicott

Director

Lars-Eric Johansson
Director

Consolidated Statements of Earnings

(expressed in thousands of United States dollars, except per share amounts)

Years ended January 31,	2006	2005	2004

Sales	$505,234	$385,402	$95,596
Cost of sales	222,607	189,311	46,404
	282,627	196,091	49,192
Selling, general and administrative expenses	106,948	74,298	13,655
Earnings from operations	175,679	121,793	35,537
Interest and financing expenses	(14,933)	(15,597)	(12,610)
Other income (note 17)	4,333	9,638	1,826
Foreign exchange gain (loss)	(11,343)	(5,295)	13,283
Earnings before income taxes	153,736	110,539	38,036
Income taxes – Current (note 13)	9,337	4,743	2,076
Income taxes – Future (note 13)	59,784	51,593	8,253
Earnings before minority interest	84,615	54,203	27,707
Minority interest	3,362	1,119	—
Net earnings	$81,253	$53,084	$27,707
Earnings per share
Basic	$1.40	$0.92	$0.50
Fully diluted (note 16)	$1.39	$0.90	$0.49

Weighted average number of shares outstanding	57,957,201	57,568,733	55,136,766

See accompanying notes to consolidated financial statements.

Consolidated Statements of Retained Earnings

(expressed in thousands of United States dollars)

For the year ended January 31,	2006	2005	2004

Retained earnings, beginning of year	$101,460	$57,031	$29,324
Net earnings	81,253	53,084	27,707
Dividends paid	(52,180)	(8,655)	—
Excess of repurchase price of common shares over stated value (note 15)	(3,903)	—	—
Retained earnings, end of year	$126,630	$101,460	$57,031

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(expressed in thousands of United States dollars)

For the year ended January 31,	2006	2005	2004

Cash provided by (used in):
Operating
Net earnings	$81,253	$53,084	$27,707
Items not involving cash:
Amortization and accretion	55,517	58,281	22,062
Future income taxes	58,894	52,228	8,253
Stock-based compensation	2,545	3,164	2,868
Foreign exchange	10,579	6,610	(13,283)
Minority interest	3,296	1,119	—
Loss/(gain) on sale of other assets	161	—	(985)
Change in non-cash operating working capital	(50,421)	(24,091)	4,607
	161,824	150,395	51,229
Financing
Repayment of long-term debt	(36,203)	(134,796)	28,000
Increase/(decrease) in revolving credit	86,120	27,550	(264)
Deferred financing	(321)	(4,286)	(868)
Dividends paid	(52,180)	(8,655)	—
Issue of common shares	5,752	59,222	11,013
Purchase of subordinated convertible debt	(6,808)	—	—
Capital contribution from Harry Winston minority shareholder	8,067	—	—
Common shares purchased for cancellation	(4,660)	—	—
	(233)	(60,965)	37,881
Investing
Cash collateral and cash reserve	(490)	86,305	(55,091)
Deferred mineral property costs	(34,850)	(11,853)	(19,339)
Capital assets	(52,673)	(20,699)	(19,618)
Deferred charges	(1,815)	(15,025)	(2,127)
Purchase of Harry Winston (net of cash acquired)	—	(29,598)	—
Repayment of promissory note	(51,059)	—	—
Proceeds on sale of other assets	—	—	3,961
	(140,887)	9,130	(92,214)
Foreign exchange effect on cash balances	3,816	1,408	2,282

Increase in cash and cash equivalents	24,520	99,968	(822)
Cash and cash equivalents, beginning of year	123,596	23,628	24,450
Cash and cash equivalents, end of year	$148,116	$123,596	$23,628
Change in non-cash operating working capital
Accounts receivable	3,363	(4,079)	(3,673)
Advances and prepaid expenses	(16,244)	(2,331)	(1,196)
Inventory and supplies	(63,644)	(24,093)	5,474
Accounts payable and accrued liabilities	26,104	6,412	4,002
	$(50,421)	$(24,091)	$4,607
Supplemental cash flow information
Cash taxes paid	$7,209	$3,609	$1,622
Cash interest paid	$12,846	$9,098	$9,710

See accompanying notes to consolidated financial statements.

Notes To Consolidated Financial Statements

Years ended January 31, 2006, 2005 and 2004 (tabular amounts in thousands of United States dollars, except as otherwise noted)

Note 1:
Nature of Operations

Aber Diamond Corporation (the “Company” or “Aber”) is a specialist diamond company focusing on the mining and retail segments of the diamond industry.

The Company’s most significant asset is a 40% ownership interest in the Diavik group of mineral claims. The Diavik Joint Venture (the “Joint Venture”) is an unincorporated joint arrangement between Diavik Diamond Mines Inc. (“DDMI”) (60%) and Aber Diamond Mines Ltd. (40%). DDMI is the operator of the Diavik Diamond Mine (the “Diavik Mine”).  Both companies are headquartered in Yellowknife, Canada. DDMI is a wholly owned subsidiary of Rio Tinto plc of London, England, and Aber Diamond Mines Ltd. is a wholly owned subsidiary of Aber Diamond Corporation of Toronto, Canada. The Diavik Mine is located 300 kilometres northeast of Yellowknife in the Northwest Territories. Aber records its proportionate interest in the assets, liabilities and expenses of the Joint Venture in the Company’s financial statements with a one-month lag.

Note 2:
Significant Accounting Policies

The consolidated financial statements are prepared by management in accordance with accounting principles generally accepted in Canada, and except as described in note 22 conform in all material respects with accounting principles generally accepted in the
United States.

The principal accounting policies presently followed by the Company are summarized as follows:

(a)       Principles of Consolidation

The consolidated financial statements include the accounts of the Company and all of its subsidiaries as well as its proportionate share of unincorporated joint arrangements.

Subsidiaries

A subsidiary is an entity which is controlled by the Company.  The consolidated financial statements include all the assets, liabilities, revenues, expenses and cash flows of the Company and its subsidiaries after eliminating intercompany balances and transactions. For partly owned subsidiaries, the net assets and net earnings attributable to minority shareholders are presented as minority interests on the consolidated balance sheet and consolidated statement of earnings.

Joint Arrangements that Are Not Entities (“Joint Arrangements”)

The Diavik Joint Venture is an unincorporated joint arrangement.  Aber owns an undivided 40% interest in the assets, liabilities and expenses of the Joint Venture.  Aber records its proportionate interest in the assets, liabilities and expenses of the Joint Venture in the Company’s consolidated financial statements with a one-month lag.  The accounting policies described below include those of the Joint Venture.

(b)       Measurement Uncertainty

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of earnings, revenues and expenses during the reporting year. Significant areas requiring the use of management estimates relate to the determination of impairment of capital assets, intangible assets, goodwill and deferred mineral property costs, estimation of future site restoration costs and future income taxes, and classification of current portion of long-term debt. Financial results as determined by actual events could differ from those estimated.

(c)        Revenue Recognition

Revenue from rough diamond sales is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the Company’s price to the customer is fixed or determinable and collection of the resulting receivable is reasonably assured.

Revenue from fine jewelry and watch sales is recognized upon delivery of merchandise when the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable. Sales are reported net of returns. Shipping and handling fees billed to customers are included in net sales and the related costs are included in cost of sales.

(d)       Cash Resources

Cash and cash equivalents, and cash collateral and cash reserve consist of cash on hand, balances with banks and short-term money market instruments (with a maturity on acquisition of less than 91 days), and are carried at cost, which approximates market.

Funds in cash collateral and cash reserve are maintained as prescribed under the Company’s debt financing arrangements and will become available to Aber for general corporate purposes and for debt servicing as prescribed by the terms of credit facility agreements.

(e)        Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and generally do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the existing accounts receivable. The Company reviews its allowance for doubtful accounts monthly. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

(f)           Inventory

Rough diamond inventory is recorded at the lower of cost or net realizable value and includes stockpiled ore, diamonds in process, and diamonds held for sale. Cost is determined on an average cost basis including production costs and value-added processing activity.

Merchandise inventory is recorded at the lower of cost or net realizable value and includes fine jewelry and watches. Included in merchandise inventory are production costs such as material, labour and overhead costs.

Supplies inventory is recorded at the lower of average cost or replacement value and includes consumables and spare parts maintained at the Diavik Mine site and at the Company’s sorting and distribution facility locations.

(g)       Deferred Mineral Property Costs

All direct costs relating to mineral properties, including mineral claim acquisition costs, exploration and development expenditures in the pre-production stage, ongoing property exploration expenditures, pre-production operating costs net of any recoveries, interest, and amortization, are capitalized and accumulated on a property-by-property basis.

The costs of deferred mineral properties from which there is production are amortized using the unit-of-production method based upon estimated proven and probable reserves.

General exploration expenditures which do not relate to specific resource properties are expensed in the period incurred.

On an ongoing basis, the Company evaluates each property based on results to date to determine the nature of exploration and development activities that are warranted in the future. If there is little prospect of the Company or its partners continuing to explore or develop a property, the deferred costs related to that property are written down to the estimated fair value.

(h)       Capital Assets

Capital assets are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are provided using the units-of-production method or straight-line method as appropriate. The units-of-production method is applied to a substantial portion of Diavik Mine capital assets and, depending on the asset, is based on carats of diamonds recovered during the period relative to the proven and probable ore reserves of the ore deposit being mined or the total ore deposit.  Other capital assets are depreciated using the straight-line method over the estimated useful lives of the related assets, which are as follows:

Estimated useful life
Asset	(years)

Buildings	10–40
Machinery and mobile equipment	3–10
Computer equipment and software	3
Furniture and equipment	2–10
Leasehold and building improvements	Up to 20

Amortization for mine related assets was charged to deferred mineral property costs during the pre-commercial production stage.

Maintenance and repair costs are charged to earnings while expenditures for major renewals and improvements are capitalized.

The recoverability of the amounts shown for the Diavik Mine capital assets is dependent upon the continued existence of economically recoverable reserves, upon maintaining title and beneficial interest in the property, and upon future profitable production or proceeds from disposition of the diamond properties.  The amounts representing Diavik Mine capital assets do not necessarily represent present or future values.

Upon the disposition of capital assets, the accumulated amortization is deducted from the original cost and any gain or loss is reflected in current earnings.

(i)          Intangible Assets

Intangible assets acquired individually or as part of a group of other assets are initially recognized and measured at cost.  The cost of a group of intangible assets acquired in a transaction, including those acquired in a business combination that meet the specified criteria for recognition apart from goodwill, is allocated to the individual assets acquired based on their relative fair values.

Intangible assets with finite useful lives are amortized on a straight-line basis over their useful lives as follows:

Estimated useful life
Asset	(years)

Wholesale distribution network	10
Store leases	Up to 9

The amortization methods and estimated useful lives of intangible assets are reviewed annually.

Intangible assets with indefinite useful lives are not amortized and are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired.  The impairment test compares the carrying amount of the intangible asset with its fair value, and an impairment loss is recognized in income for the excess, if any.

(j)           Goodwill

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the assets acquired, less liabilities assumed, based on their fair values.  Goodwill is allocated, as of the date of the business combination, to the Company’s reporting units that are expected to benefit from the synergies of the business combination.

Goodwill is not amortized and is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired.  The impairment test is carried out in two steps.  In the first step, the carrying amount of the reporting unit is compared with its fair value.  When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is unnecessary.

The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any.  The implied fair value of goodwill is determined in the same manner as the value of the goodwill is determined in a business combination, using the fair value of the reporting unit as if it were the purchase price.  When the carrying amount of the reporting unit goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the consolidated statement of earnings before extraordinary items and discontinued operations.

(k)       Deferred Charges and Other Assets

Deferred financing costs are amortized over the repayment terms of the related debt. Other assets are amortized over a period not exceeding ten years.

Amortization of deferred financing charges relating to long-term debt was charged to the cost of the underlying asset prior to the commencement of commercial activity.

(l)          Future Site Restoration Costs

The Company records the fair value of any asset retirement obligations as a long-term liability in the year in which the related environmental disturbance occurs, based on the net present value of the estimated future costs. The fair value of the liability is added to the carrying amount of the deferred mineral property and this additional carrying amount is amortized over the life of the asset based on units of production. The obligation is adjusted at the end of each fiscal year to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement.

(m)     Foreign Currency Translation

The functional currency of the Company is the US dollar. At year end, monetary assets and liabilities denominated in foreign currency are translated to US dollars at exchange rates in effect at the balance sheet date and non-monetary assets and liabilities are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenues and expenses are translated at rates in effect at the time of the transactions. Foreign exchange gains and losses are included in earnings.

For certain subsidiaries of the Company where the functional currency is not the US dollar, the assets and liabilities of these subsidiaries are translated at the rate of exchange in effect at the balance sheet date. Revenues and expenses are translated at the rate of exchange in effect at the time of the transactions. Foreign exchange gains and losses are recorded in the cumulative translation adjustment account under shareholders’ equity.

(n)       Income and Mining Taxes

The Company accounts for income taxes under the asset and liability method. Under this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and the tax basis of assets and liabilities.

Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A reduction in respect of the benefit of a future tax asset (a valuation allowance) is recorded against any future tax asset if it is not likely to be realized.  The effect on future tax assets and liabilities of a change in tax rates is recognized in earnings in the year during which the change in tax rates is considered to be substantively enacted.

(o)       Stock-Based Compensation

The Company applies the fair value method to all grants of stock options.

All stock options granted are accounted for as a capital transaction at the time of the grant and are reflected as stock options in shareholders’ equity. The fair value of options granted is estimated at the date of grant using a Black-Scholes option pricing model incorporating assumptions regarding risk-free interest rates, dividend yield, volatility factor of the expected market price of the Company’s stock, and a weighted average expected life of the options. The estimated fair value of the options is recorded on a straight-line basis over the vesting period. Any consideration paid on amounts attributable to stock options is credited to share capital.

(p)       Restricted and Deferred Share Unit Plan (“RSU” and “DSU”)

The RSU and DSU Plans are full value phantom shares which mirror the value of Aber’s publicly traded common shares.  Grants under the RSU Plan are on a discretionary basis to employees of the Company subject to Board of Director approval.  Each RSU grant vests on the third anniversary of the grant date, subject to special rules for death and disability.  Grants under the DSU Plan are awarded to non-executive directors of the Company. Each DSU grant vests immediately on the grant date.

(q)       Post Retirement Benefits

The expected costs of post retirement benefits under defined benefit arrangements are charged to the profit and loss account over the service lives of employees entitled to those benefits.  Variations from the regular cost are spread on a straight-line basis over the expected average remaining service lives of relevant current employees.  The plan assets and liabilities are valued annually by qualified actuaries.

(r)         Financial Instruments

From time to time, the Company uses a limited number of derivative financial instruments to manage its foreign currency and interest rate exposure. For a derivative to qualify as a hedge at inception and throughout the hedged period, the Company formally documents the nature and relationships between the hedging instruments and hedged items, as well as its risk-management objectives, strategies for undertaking the various hedge transactions and method of assessing hedge effectiveness. Financial instruments qualifying for hedge accounting must maintain a specified level of effectiveness between the hedge instrument and the item being hedged, both at inception and throughout the hedged period. The Company does not use derivatives for trading or speculative purposes.

(s)         Basic and Diluted Earnings per Share

Basic earnings per share are computed by dividing net earnings (loss) by the weighted average number of shares outstanding during the year.

Diluted earnings per share are prepared using the treasury stock method to compute the dilutive effect of options and warrants. The treasury stock method assumes the exercise of any “in the money” options with the option proceeds would be used to purchase common shares at the average market value for the year. Options with an average market value for the year higher than the exercise price are not included in the calculation of diluted earnings per share as such options are not dilutive.

(t)          Impairment of Long-Lived Assets

Long-lived assets, including property, plant and equipment and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of by sale would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

(u)       Comparative Figures

Certain figures have been reclassified to conform with presentation in the current year.

(v)        Recently Issued Accounting Pronouncements

Deferred Stripping

In March 2005, the Emerging Issues Task Force of the Financial Accounting Standards Board  (“FASB”) issued EITF No. 04-06, “Accounting for Stripping Costs Incurred during Production”.  This rule says that post production stripping costs are part of the cost of inventory, disallowing a common mining industry practice of deferring stripping costs based on life of mine stripping ratios.  The standard is effective February 1, 2006 for United States generally accepted accounting principles (“US GAAP”) purposes.  In March 2006, the Emerging Issues Committee of the Canadian Institute of Chartered Accountants (“CICA”) issued EIC 160 on “Stripping Costs in the Production Phase of a Mining Operation”, which provides an alternative to inclusion of stripping costs in inventory required by the US standard when the stripping costs result in a betterment of the asset by providing access to additional sources for ore, in which case the stripping costs can be capitalized.  The standard is effective for the Company’s fiscal year which commences February 1, 2007.  The Company has treated post production stripping costs as a cost of inventory.

Accounting for Stock Issued Compensation

In December 2004, FASB issued SFAS No. 123R.  This Statement replaces SFAS No. 123, “Accounting for Stock Compensation”, and supersedes Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”. The Company is currently assessing the impact of this pronouncement on the financial statements.

Note 3:
Acquisition

On April 1, 2004, the Company completed the acquisition of a 51% share of Harry Winston Inc. (“Harry Winston”), a luxury jewelry and watch retailer. The Company purchased its interest for $85.0 million, of which $20.3 million was in the form of a direct equity investment in Harry Winston. The total purchase price, before transaction costs, is payable by the Company in installments, with $49.8 million remaining to be paid over the one-year period following closing. The Company also has the option to purchase the remaining 49% interest in Harry Winston on the sixth anniversary of the closing at the then fair market value of such interest, failing which the other principal shareholders of Harry Winston will have the ability to institute a process for the sale of Harry Winston as an entity (including the Company’s 51% interest).

The allocation of the purchase price to the fair values of assets acquired and liabilities assumed is set forth in the table below and continues to be refined. The valuation of intangible assets has been completed by a third party valuator. Purchase price amounts give rise to future income tax liabilities that have been recorded in the same year in which the intangible assets are separately identified.

Accounts receivable	$30,045
Inventory	92,658
Intangibles	44,160
Goodwill	41,966
Other assets	22,724
Accounts payable and accrued liabilities	(32,199)
Bank loan	(43,872)
Future income tax liability	(20,644)
Minority interest	(16,519)
Notes payable	(12,099)
Other liabilities	(17,230)
$88,990

Cash paid at acquisition	$40,000
Purchase price adjustment	(5,066)
Initial cash outlay	34,934
Promissory note	49,765
Acquisition and other costs	4,291
$88,990

Aber owns a 52.83% share of Harry Winston located in New York City, US.  Pursuant to the Stock Purchase Agreement between Aber and the two minority shareholders, if contribution to capital required by Harry Winston is not made by a stockholder, the non-contributing stockholder’s interest in Harry Winston is diluted proportionately.  As a result of the capital contributions made by Aber but not by all minority shareholders in fiscal 2005, Aber’s ownership of Harry Winston increased from 51% to 52.83%.  The results of Harry Winston have been consolidated in the financial statements of the Company effective April 1, 2004. Minority interest represents the remaining 47.17% ownership of Harry Winston not held by Aber.

Note 4:

Cash Resources

	2006	2005

Diavik Joint Venture	$10,523	$6,889
Cash and cash equivalents	137,593	116,707
Total cash and cash equivalents	148,116	123,596
Cash collateral and cash reserves	14,276	13,786
Total cash resources	$162,392	$137,382

Note 5:

Inventory and Supplies

	2006	2005

Rough diamond inventory	$21,612	$19,013
Merchandise inventory	164,691	110,175
Supplies inventory	16,268	9,739
Total inventory and supplies	$202,571	$138,927

Note 6

Deferred Mineral Property Costs

			2006			2005
			Net			Net
		Accumulated	book		Accumulated	book
	Cost	amortization	value	Cost	amortization	value

Diavik Mine	$248,383	$52,016	$196,367	$234,046	$34,017	$200,029

The Company holds a 40% ownership interest in the Diavik group of mineral claims, which contains commercially mineable diamond reserves. DDMI, a subsidiary of Rio Tinto plc, is the operator of the Joint Venture and holds the remaining 60% interest. The claims are subject to private royalties which are in the aggregate 2% of the value of production.

Note 7:

Capital Assets

			2006			2005
			Net			Net
		Accumulated	book		Accumulated	book
	Cost	amortization	value	Cost	amortization	value

Diavik equipment and leaseholds (a)	$337,020	$85,655	$251,365	$278,376	$54,170	$224,206
Furniture, equipment and other (b)	14,900	7,126	7,774	10,930	5,800	5,130
Real property – land and building (c)	50,654	8,058	42,596	36,502	5,222	31,280
	$402,574	$100,839	$301,735	$325,808	$65,192	$260,616

(a)       Diavik equipment and leaseholds are project related assets at the Joint Venture level.

(b)       Furniture, equipment and other includes equipment located at the Company’s diamond sorting facility and at Harry Winston’s salons.

(c)        Real property is comprised of land and a building which houses the corporate activities of the Company and various leasehold improvements to Harry Winston’s salons and corporate offices.

Note 8:
Diavik Joint Venture

The following represents Aber’s 40% proportionate interest in the Joint Venture as at December 31, 2005 and 2004.

	2006	2005

Current assets	$52,845	$33,057
Long-term assets	408,967	379,860
Current liabilities	14,600	9,198
Long-term liabilities and participant’s account	447,212	403,709
Year ended:
Net expense	131,935	159,432
Cash flows resulting from operating activities	(89,490)	(75,703)
Cash flows resulting from financing activities	159,972	95,730
Cash flows resulting from investing activities	(67,762)	(16,415)

The Company is contingently liable for the other participant’s portion of the liabilities of the Joint Venture and to the extent the Company’s participating interest has increased because of the failure of the other participant to make a cash contribution when required, the Company would have access to an increased portion of the assets of the Joint Venture to settle these liabilities.

Note 9:
Intangible Assets

	Amortization		Accumulated	2006	2005
	period	Cost	amortization	net	net

Trademark	indefinite life	$33,850	$—	$33,850	$33,850
Drawings	indefinite life	5,200	—	5,200	5,200
Wholesale distribution network	120 months	2,500	(458)	2,042	2,292
Store leases	65 to 105 months	2,610	(780)	1,830	2,255
Intangible assets		$44,160	$(1,238)	$42,922	$43,597

Note 10:
Deferred Charges and Other Assets

	2006	2005

Prepaid pricing discount (i), net of accumulated amortization of $1.4 million (2005–$0.2 million)	$10,322	$11,760
Other assets	4,855	5,410
Financing, net of accumulated amortization of $0.9 million (2005–$0.8 million)	2,927	3,729
Refundable security deposits	4,577	3,000
	$22,681	$23,899

(i)             During fiscal 2005, $12.0 million was paid to Tiffany & Co. (“Tiffany”) by the Company to amend its rough diamond supply agreement. The amendment eliminated all pricing discounts on future sales. The payment has been deferred and is being amortized on a straight-line basis over the remaining life of the contract.

Note 11:
Promissory Note

	2006	2005

Promissory note	—	$50,902

The $50.9 million represented the balance of the purchase price payable plus accrued interest (accrued interest to January 31, 2005) by the Company for its acquisition of 51% of Harry Winston; this note was repaid on March 3, 2005.

Note 12:
Long-Term Debt

	2006	2005

Credit facility (a)	$114,160	$90,000
Harry Winston credit facility (b)	62,460	40,432
First mortgage on real property	8,639	8,279
Notes payable (c)	—	12,099
Total long-term debt	185,259	150,810
Less current portion	(27,915)	(32,451)
	$157,344	$118,359

(i)          Long-Term Debt

(a)         Credit Facility

The Company’s credit agreement includes a $100.0 million senior secured term facility and a $75.0 million senior secured revolving facility.  The facilities have underlying interest rates, which at the option of the Company are either LIBOR plus a spread of 1.50% to 2.625%, or US Base Rate plus a spread of 0.50% to 1.625%. The facilities have a final maturity date of December 15, 2008. The senior secured revolving facility has a standby fee on undrawn amounts up to 1.5%, dependent on certain financial ratios, payable quarterly. The Company may at any time prepay, in whole or in part, borrowings outstanding in minimum amounts of $5.0 million. The Company is required to comply with certain financial and non-financial covenants. Under the facilities, the Company is required to establish a debt reserve account containing up to a maximum of $15.0 million. The effective interest at January 31, 2006 was 6.36%.

Scheduled amortization of the Company’s senior secured term facility is over ten equal consecutive semi-annual installments commencing June 15, 2004. As at January 31, 2006, the Company had a $44.2 million senior secured term facility and had $70.0 million drawn under its senior secured revolving facility. The maximum amount permitted to be drawn under the senior secured revolving facility is reduced by $12.5 million semi-annually, commencing September 2006.  The Company is required to repay borrowings under this facility in excess of the maximum permitted at each semi-annual date, up to a maximum of $12.5 million.

Interest and financing charges include interest incurred on long-term debt, as well as amortization of deferred financing charges.

(b)         Harry Winston Credit Facility

Harry Winston Inc. and Harry Winston Japan, K.K. amended its $85.0 million secured credit agreement on January 31, 2006 with a syndicated group of banks to increase it to $110.0 million on March 1, 2006 and to $130.0 million on July 1, 2006.  The credit agreement includes both a revolving line of credit and fixed rate loans.  At January 31, 2006, $62.5 million had been drawn against the facility. The amount available under this facility is subject to availability determined using a borrowing formula based on certain assets owned by Harry Winston Inc. and Harry Winston Japan, K.K. The Harry Winston credit facility, which expires on March 31, 2008, has no scheduled repayments required before that date.

The credit agreement contains affirmative and negative financial and non-financial covenants, which apply to Harry Winston on a consolidated basis. These provisions include minimum net worth, minimum coverage of fixed charges, leverage ratio, minimum EBITDA and limitations on capital expenditures.  The outstanding borrowings under the credit facility are secured by inventory and accounts receivable of Harry Winston Inc. and inventory of Harry Winston Japan, K.K. with no guarantees or recourse to Aber.

The facility provides for fixed rate loans and floating rate loans, which bear interest at 2.50% above LIBOR and 1.50% above the bank’s prime rate, respectively. The effective interest rate at January 31, 2006 was 9.00%.

(c)          Notes Payable

Included in long-term debt were notes payable pertaining to convertible subordinated note agreements with two of Harry Winston’s minority shareholders.  The notes were subordinated to Harry Winston’s credit facility.  On December 31, 2005, Harry Winston exercised its option to convert the subordinated notes into common shares of Harry Winston.

(d)         Required Principal Repayments

2006	$27,915
2007	45,449
2008	92,106
2009	13,025
2010	567
Thereafter	6,197
$185,259

(ii)      Bank Advances

The Company also operates a revolving financing facility. Under the terms of the facility, the Company has available $35.0 million (utilization in either US dollars or Euros) for inventory and receivables funding in connection with marketing activities through its Belgian subsidiary, Aber International N.V. Borrowings under the facility bear interest at the bank’s base rate plus 1.5%. At January 31, 2006, $4.8 million was drawn under this facility. This facility has an annual commitment fee of 0.75% per annum.

Harry Winston Japan, K.K. maintains unsecured credit agreements with two banks each amounting to Yen 300 million (US $2.6 million). The credit facilities bear interest at 1.875% per annum and expire on April 28, 2006 and December 29, 2006, respectively. Under these agreements, bank advances of $5.1 million were outstanding at January 31, 2006.

Note 13:
Income Tax

The future income tax asset of the Company is $30.6 million, of which $16.7 million relates to Harry Winston. Included in the future tax assets is $15.2 million which has been recorded to recognize the benefit of $48.4 million of net operating losses that Harry Winston has available for carry forward to shelter income taxes for future years. The net operating losses are scheduled to expire between 2018 and 2024.

The future income tax liability of the Company is $256.4 million of which $38.3 million relates to Harry Winston. Harry Winston’s future income tax liabilities include $20.6 million from the purchase price allocation. The Company’s future income tax asset and liability accounts are revalued to take into consideration the change in the Canadian dollar compared to the US dollar and the unrealized foreign exchange gain or loss is recorded in net earnings for each year.

(a)       The income tax provision consists of the following:

	2006	2005	2004

Current expense	$9,337	$4,743	$2,076
Future expense	59,784	51,593	8,253
	$69,121	$56,336	$10,329

(b)       The tax effects of temporary differences that give rise to significant portions of the future tax assets and liabilities at January 31, 2006 and 2005 are as follows:

	2006	2005

Future income tax assets:
Net operating loss carryforwards	$24,162	$29,708
Capital assets	738	356
Future site restoration costs	5,860	4,714
Other future income tax assets	4,837	2,519
Gross future income tax assets	35,597	37,297
Valuation allowance	(4,972)	(14,912)
Future income tax assets	30,625	22,385

Future income tax liabilities:
Deferred mineral property costs	(122,393)	(112,860)
Capital assets	(93,439)	(20,922)
Retail inventory	(17,317)	(19,136)
Goodwill	(20,644)	(20,644)
Unrealized foreign exchange gains	(2,285)	(906)
Other future income tax liabilities	(348)	—
Future income tax liabilities	(256,426)	(174,468)
Future income tax liability, net	$(225,801)	$(152,083)

(c)        The difference between the amount of the reported consolidated income tax provision and the amount computed by multiplying the earnings (loss) before income taxes by the statutory tax rate of 40% (2005 – 42%; 2004 – 41%) is a result of the following:

	2006	2005	2004

Expected income tax expense	$61,495	$46,426	$15,595
Resource allowance	(1,318)	(1,607)	(4,942)
Non-deductible (non-taxable) items	5,063	(26)	1,375
Large Corporations Tax	940	1,370	1,436
Northwest Territories mining royalty	13,995	12,459	4,569
Impact on changes in future corporate income tax rates	—	3,545	—
Earnings subject to tax different than statutory rate	(6,832)	(5,962)	(7,033)
Losses for which benefit not recognized (recognized)	(2,372)	1,030	—
Other	(1,850)	(899)	(671)
Recorded income tax expense	$69,121	$56,336	$10,329

(d)       The Company has net operating loss carryforwards for Canadian income tax purposes of approximately $11.0 million. Harry Winston has net operating loss carryforwards for US income tax purposes of $48.4 million.

Note 14:
Future Site Restoration Costs

	2006	2005

Future site restoration costs	$15,316	$13,855

The Joint Venture has an obligation under various agreements (note 18) to reclaim and restore the lands disturbed by its mining operations.

The Company’s share of the total undiscounted amount of the future cash flows that will be required to settle the obligation incurred at January 31, 2006 is estimated to be $25.2 million of which approximately $16.4 million is expected to occur at the end of the mine life. The anticipated cash flows relating to the obligation at the time of the obligation have been discounted at a credit adjusted risk-free interest rate of 5.57%.

	2006	2005

At February 1, 2005 and 2004	$13,855	$12,880
Revision of previous estimates	744	257
Accretion of provision	717	718
At January 31, 2006 and 2005	$15,316	$13,855

Note 15:
Share Capital

(a)         Authorized

Unlimited common shares without par value.

(b)         Issued

	Number of
	shares	Amount

Balance, January 31, 2003	54,636,670	$221,884
Shares issued for:
Cash on exercise of options	1,296,562	11,013
Balance, January 31, 2004	55,933,232	$232,897
Shares issued for:
Cash	1,500,000	53,369
Cash on exercise of options	485,047	5,853
Balance, January 31, 2005	57,918,279	$292,119
Shares issued for:
Share buyback	(150,000)	(757)
Cash on exercise of options	365,501	5,752
Balance, January 31, 2006	58,133,780	$297,114

The Toronto Stock Exchange (“TSX”) accepted the Company’s notice of intention to proceed with a normal course issuer bid (“NCIB”) to allow the Company to buy back a percentage of its shares on the open market. The notice filed with the TSX provides that the Company may purchase, through the facilities of the TSX over a one-year period, up to a total of 5% of its outstanding shares, representing 2,850,000 shares. The notice has now expired. Purchases made by the Company were in accordance with the rules and policies of the TSX and the prices that the Company paid were the market price of such shares at the time of acquisition thereof. Any shares purchased were cancelled.

During fiscal 2006, the Company acquired 150,000 common shares for cancellation for cash of $4.7 million. The excess of the price of common shares repurchased over the stated value has been allocated to retained earnings.

(c)          Stock Options

Under the Employee Stock Option Plan, approved in February 2001, the Company may grant options for up to 4,500,000 shares of common stock. Options may be granted to any director, officer, employee or consultant of the Company or any of its affiliates. Options granted to directors vest immediately and options granted to officers, employees or consultants vest over three to four years. The maximum term of an option is ten years.  The number of shares reserved for issuance to any one optionee pursuant to options cannot exceed 2% of the issued and outstanding common shares of the Company at the date of grant of such options.

The exercise price of each option cannot be less than the fair market value of the shares on the last trading day preceding the date of the grant.

The Company’s shares are primarily traded on a Canadian dollar based exchange, and accordingly stock option information is presented in Canadian dollars, with conversion to US dollars at the average exchange rate for the year.

Changes in share options outstanding are as follows:

	2006			2005			2004
		Weighted average			Weighted average			Weighted average
	Options	exercise price		Options	exercise price		Options	exercise price
	000s	CDN$	US$	000s	CDN$	US$	000s	CDN$	US$

Outstanding, beginning of year	2,342	$23.52	$18.95	2,515	$18.69	$13.53	3,363	$14.48	$10.48
Granted	10	36.83	31.18	335	41.60	32.00	524	29.21	21.15
Exercised	(366)	18.76	15.63	(485)	15.38	11.83	(1,297)	11.88	8.49
Expired	(27)	26.49	22.07	(23)	21.66	16.66	(75)	21.11	15.29
	1,959	$23.34	$20.49	2,342	$22.62	$18.22	2,515	$18.69	$13.53

The following summarizes information about stock options outstanding at January 31, 2006:

	Options outstanding			Options exercisable
		Weighted
		average	Weighted		Weighted
		remaining	average		average
	Number	contractual	exercise	Number	exercise
Range of exercise prices	outstanding	life in years	price	exercisable	price
CDN$	000s		CDN$	000s	CDN$

$ 9.10–$9.15	313	4.9	$9.14	313	$9.14
10.60–10.85	75	4.0	10.65	75	10.65
12.45–12.45	336	6.0	12.45	336	12.45
17.50–18.95	60	6.2	17.74	60	17.74
23.35–29.25	729	7.6	25.32	574	25.01
34.20–40.30	111	8.9	39.68	50	40.00
41.45–41.95	335	9.3	41.60	84	41.60
	1,959		$23.34	1,492	$19.28

(d)         Stock-Based Compensation

The Company applies the fair value method to all grants of stock options.

The fair value of options granted during the years ended January 31, 2006, 2005 and 2004 was estimated using a Black-Scholes option pricing model with the following weighted average assumptions:

	2006	2005	2004

Risk-free interest rate	3.81%	3.58%	4.64%
Dividend yield	0.77%	—	—
Volatility factor (i)	25.97%	30.31%	33.26%
Expected life of the options	3.6 years	3.6 years	6.4 years
Average fair value per option, CDN	$8.48	$11.54	$11.89
Average fair value per option, US	$7.06	$8.88	$8.61

(i)             Volatility factor is based on the Company’s historical share price but not including share price information preceding the Company’s announcement of securing project financing for the Diavik Project. Options granted in fiscal 2005 were made prior to the adoption of a dividend policy by the Company.

(e)          Restricted and Deferred Share Unit Plans (“RSU” and “DSU” Plans)

Number of units

Balance, January 31, 2004	—
Awards during the year (net):
RSU	58,344
DSU	15,804
Balance, January 31, 2005	74,148
Awards during the year (net):
RSU	45,615
DSU	25,275
Balance, January 31, 2006	145,038

During the fiscal year, the Company granted 45,615 RSUs (net of decreases) and 25,275 DSUs under an employee and director incentive compensation program, respectively. The RSU and DSU Plans are full value phantom shares which mirror the value of Aber’s publicly traded common shares.

Grants under the RSU Plan are on a discretionary basis to employees of the Company subject to Board of Director approval. Each RSU grant vests on the third anniversary of the grant date, subject to special rules for death and disability. The Company anticipates paying out cash on maturity of RSUs and DSUs.

Only non-executive directors of the Company are eligible for grants under the DSU Plan. Each DSU grant vests immediately on the grant date.

The expenses related to the RSUs and DSUs are accrued based on the price of Aber’s common shares at the end of the period and the probability of vesting. This expense is recognized on a straight-line basis over the term of the grant. The Company recognized an expense of $2.6 million (2005 – $1.0 million) for the twelve months ended January 31, 2006.

Note 16:
Earnings per Share

The following table sets forth the computation of diluted earnings per share:

	2006	2005	2004

Numerator:
Net earnings for the year	$81,253	$53,084	$27,707
Denominator (thousands of shares):
Weighted average number of shares outstanding	57,957	57,569	55,137
Dilutive effect of employee stock options/RSUs/DSUs	864	1,175	1,166
	58,821	58,744	56,303
Number of anti-dilutive options	—	—	102

Note 17:
Other Income

In the prior year, the Company received funds from Tiffany to remove certain restrictions on the disposal of Aber shares owned by Tiffany. Tiffany disposed of such shares and no longer owns any shares of Aber and therefore is no longer classified as a related party.

Note 18:
Commitments and Guarantees

(a)         Environmental Agreement

Through negotiations of environmental and other agreements, the Joint Venture must provide funding for the Environmental Monitoring Advisory Board. Aber’s share of this funding requirement was $0.2 million for calendar 2005. Further funding will be required in future years; however, specific amounts have not yet been determined. These agreements also state the Joint Venture must provide security deposits for the performance by the Joint Venture of its reclamation and abandonment obligations under all environmental laws and regulations. Aber’s share of the Joint Venture’s letters of credit outstanding with respect to the environmental agreements as at January 31, 2006 was $36.7 million. The agreement specifically provides that these funding requirements will be reduced by amounts incurred by the Joint Venture on reclamation and abandonment activities.

(b)         Participation Agreements

The Joint Venture has signed participation agreements with various native groups. These agreements are expected to contribute to the social, economic and cultural well-being of the Aboriginal bands. The agreements are each for an initial term of twelve years and shall be automatically renewed on terms to be agreed for successive periods of six years thereafter until termination. The agreements terminate in the event the mine permanently ceases to operate.

(c)          Commitments

Commitments include the cumulative maximum funding commitments secured by letters of credit of the Joint Venture’s environmental and participation agreements at Aber’s 40% share, before any reduction of future reclamation activities and future minimum annual rentals under non-cancellable operating leases for retail salons and corporate office space, and are as follows:

2006	$56,868
2007	65,465
2008	77,519
2009	79,139
2010	79,577
Thereafter	132,361

Note 19:
Employee Benefit Plans

	Year ended	Year ended
Expenses for the year	January 31, 2006	January 31, 2005

Defined benefit pension plan at Harry Winston (a)	$119	$114
Defined contribution plan at Harry Winston (b)	323	213
Defined contribution plan at the Diavik Mine (b)	564	469
	$1,006	$796

(a)         Defined Benefit Pension Plan

Harry Winston sponsors a defined benefit pension plan covering substantially all of its employees based in the United States. The benefits are based on years of service and the employee’s compensation. In April 2001, Harry Winston amended its defined benefit pension plan. The amendment froze plan participation effective April 30, 2001. Harry Winston’s funding policy is to contribute amounts to the plan sufficient to meet the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974. Plan assets consisted primarily of fixed income, equity and other short-term investments. Certain foreign subsidiaries of Harry Winston have separate pension plan arrangements, which are fully funded at January 31, 2006. The plan assets and benefit obligations were valued as of January 1, 2006. The next valuation is scheduled for January 1, 2007.

(i)            Information about Harry Winston’s defined benefit plans are as follows:

	2006	2005

Accrued benefit obligation:
Balance, beginning of year	$11,609	$11,510
Interest cost	652	557
Actuarial gain	171	4
Effects of changes in assumptions	289	284
Benefits paid	(886)	(746)
Balance, end of year	11,835	11,609
Plan assets:
Fair value, beginning of year	8,485	7,745
Actual return on plan assets	927	359
Employer contributions	1,069	1,127
Benefits paid	(887)	(746)
Fair value, end of year	9,594	8,485
Funded status – plan deficit (included in accrued liabilities)	$(2,241)	$(3,124)

(ii)        Plan assets

The asset allocation of Harry Winston’s pension benefits at January 31, 2006 were as follows:

	2006	2005

Asset category:
Cash equivalents	4%	19%
Equity securities	76%	75%
Fixed income securities	19%	5%
Other	1%	1%
Total	100%	100%

(iii)    The significant assumptions used are as follows:

	2006	2005

Accrued benefit obligation:
Discount rate	5.50%	5.75%
Expected long-term rate of return	7.50%	7.50%
Benefit costs for the year:
Discount rate	5.50%	5.75%
Expected long-term rate of return on plan assets	7.50%	7.50%
Rate of compensation increase	0.00%	0.00%

Harry Winston’s overall expected long-term rate of return on assets is 7.50%. The expected long-term rate of return is based on the portfolio as a whole and not on the sum of the returns on individual asset categories. The return is based exclusively on historical returns, without adjustments.

(iv)      Harry Winston expects to contribute $1.1 million to its pension plan in calendar 2006

The benefits of $0.9 million are expected to be paid in each calendar year from 2006 to 2010. The aggregate benefits expected to be paid in the five calendar years from 2011 to 2015 are $12.1 million. The expected benefits are based on the same assumptions used to measure Harry Winston’s benefit obligation at January 31, 2006.

(b)         Defined Contribution Plan

Harry Winston has a defined contribution 401(k) plan covering substantially all employees in the United States that provides employer-matching contributions based on amounts contributed by an employee, up to 50% of the first 6% of the employee’s salary. Employees must meet minimum service requirements and be employed on December 31 of each year in order to receive this matching contribution.

The Joint Venture sponsors a defined contribution plan whereby the employer contributes 6% of the employee’s salary. The cost of the Joint Venture’s contributions for the fiscal year was $1.4 million (2005 – $1.2 million).

Note 20:
Related Parties

Transactions with related parties for the fiscal year include $0.5 million payable (2005 – $0.5 million) under management agreements with all of Harry Winston’s shareholders and $1.7 million (2005 – $4.3 million) of rent relating to the New York salon, payable to an employee and shareholder.

Note 21:
Segmented Information

The Company operates in two segments within the diamond industry, mining and retail, as of January 31, 2006.

The mining segment consists of the Company’s rough diamond business. This business includes the 40% interest in the Diavik group of mineral claims and the sale of rough diamonds in the market-place.

The retail segment consists of the Company’s ownership in Harry Winston. This segment consists of the marketing of fine jewelry and watches on a worldwide basis.

For the twelve months ended January 31, 2006	Mining	Retail	Total

Revenue
Canada	$314,073	$—	$314,073
United States	—	75,212	75,212
Europe	—	66,279	66,279
Asia	—	49,670	49,670
Cost of sales	129,061	93,546	222,607
	185,012	97,615	282,627
Selling, general and administrative expenses	21,129	85,819	106,948
Earnings from operations	163,883	11,796	175,679
Interest and financing expenses	(10,150)	(4,783)	(14,933)
Other income/(expense)	4,352	(19)	4,333
Foreign exchange loss	(10,488)	(855)	(11,343)
Segmented earnings before income taxes	$147,597	$6,139	$153,736
Segmented assets as at January 31, 2006
Canada	$706,431	$—	$706,431
United States	—	255,424	255,424
Other foreign countries	19,515	62,243	81,758
	$725,946	$317,667	$1,043,613
Goodwill as at January 31, 2006	$—	$41,966	$41,966
Capital expenditures	$37,743	$14,931	$52,674
Other significant non-cash items:
Income tax expense	$61,677	$(1,893)	$59,784

For the twelve months ended January 31, 2005	Mining	Retail	Total

Revenue
Canada	$252,666	$—	$252,666
United States	—	52,324	52,324
Europe	—	48,098	48,098
Asia	—	32,314	32,314
Cost of sales	119,314	69,997	189,311
	133,352	62,739	196,091
Selling, general and administrative expenses	16,024	58,274	74,298
Earnings from operations	117,328	4,465	121,793
Interest and financing expenses	(11,399)	(4,198)	(15,597)
Other income/(expense)	9,795	(127)	9,668
Loss on sale of other assets	(30)	—	(30)
Foreign exchange gain (loss)	(6,244)	949	(5,295)
Segmented earnings before income taxes	$109,450	$1,089	$110,539
Segmented assets as at January 31, 2005
Canada	$640,187	$—	$640,187
United States	—	198,017	198,017
Other foreign countries	6,604	52,144	58,748
	$646,791	$250,161	$896,952
Goodwill as at January 31, 2005	$—	$41,966	$41,966
Capital expenditures	$15,536	$5,163	$20,699
Other significant non-cash items:
Income tax expense	$52,228	$(635)	$51,593

Segmented reporting started in fiscal 2005 with the acquisition of Harry Winston on April 1, 2004.

Sales to one customer in the mining segment totalled $23.0 million (2005 – $29.7 million) for the fiscal year.

Note 22:
Differences Between Canadian and United States Generally Accepted Accounting Principles

These financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. Except as set out below, these financial statements also comply, in all material aspects, with accounting principles generally accepted in the US and the rules and regulations of the Securities Exchange Commission. The following tables reconcile results as reported under Canadian GAAP with those that would have been reported under US GAAP.

	Canadian GAAP	US GAAP
	2006	2006

Balance sheet:
Mining interests (a)	$196,367	$144,761
Long-term debt	157,344	170,505
Future income tax liability, net	225,801	196,802
Shareholders’ equity	451,893	411,949

	Canadian GAAP	US GAAP
	2005	2005

Balance sheet:
Mining interests (a)	$200,029	$143,693
Long-term debt	118,359	131,520
Future income tax liability, net	152,083	126,826
Shareholders’ equity	419,472	371,056

	2006	2005	2004

Earnings for the year, Canadian GAAP	$81,253	$53,084	$27,707

Foreign exchange gain (b)	—	—	(13,161)
Amortization (c)	4,730	14,322	(10,775)
Future income taxes	3,742	(9,075)	5,441
Mark-to-market foreign currency contracts	—	—	(1,007)
Earnings for the year, US GAAP	$89,725	$58,331	$8,205

Basic earnings per share	$1.55	$1.01	$0.15
Diluted earnings per share	$1.53	$0.99	$0.15

(a)         Expenditures on Mining Interests Prior to the Establishment of Proven and Probable Reserves

Effective February 1, 1999, the Company changed its method of accounting for costs on unproven properties under US GAAP from capitalizing all expenditures to expensing all costs prior to the completion of a definitive feasibility study which establishes proven and probable reserves.

Upon commencement of commercial production, certain mineral property costs were reclassified to capital assets and inventory, for both Canadian and US GAAP purposes.

(b)         US Functional Currency

For US GAAP purposes, commercial production commenced as of February 1, 2003 and, therefore, the US dollar became the functional currency for the Company as of that date. Accordingly, foreign exchange gains recorded prior to the commencement of commercial production on August 1, 2003, for Canadian GAAP purposes, during the first and second quarters of the prior fiscal year, are reversed.

(c)          Amortization of Deferred Mineral Property and Deferred Charges and Other Assets

For US GAAP purposes, commercial production commenced as of February 1, 2003. Therefore, all of the fiscal 2005 amortization pertaining to items deferred for Canadian GAAP purposes during the first and second quarters of fiscal 2004 was added back to net earnings for US GAAP purposes. In fiscal 2006 and fiscal 2005, amortization expense is less for US GAAP purposes as a result of accounting for costs of unproven properties (see note 22(a) above). In fiscal 2004, amortization expense is higher for US GAAP purposes as a result of different dates used for commercial production.

(d)         Impact of Recent United States Accounting Pronouncements

In December 2004, FASB issued SFAS 123 (revised), “Share-Based Payment”. The FASB has issued revised standards to require companies to recognize in the income statement the grant-date fair value of stock options and other equity-based compensation issued to employees, but expresses no preference for a type of valuation model. The way an award is classified will affect the measurement of compensation cost. Liability-classified awards are remeasured to fair value at each balance sheet date until the award is settled. Equity-classified awards are measured at grant-date fair value and the grant-date fair value is recognized over the requisite service period. Such awards are not subsequently remeasured. The revised statement is effective for public companies’ interim or annual periods beginning after June 15, 2005 and is effective for non-public companies for annual periods beginning after December 15, 2005. The adoption of this standard is not expected to have an impact on the consolidated financial statements of the Company.

In May 2005, FASB issued SFAS 154, “Accounting Changes and Error Corrections” to replace APB Opinion No. 20, “Accounting Changes”, and FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements”.  Previously, most accounting changes were recognized by including the cumulative effect of changing to a newly adopted accounting principle in the net income of the period of the change.  The revised standard improves financial reporting by requiring voluntary changes in accounting principles to be reported via retrospective application, unless impracticable.  The revised standard will improve the consistency of financial information between periods and enhance the usefulness of the financial information by facilitating analysis and understanding of comparative accounting data.  The revised standard is effective for accounting changes made in fiscal years beginning after December 15, 2005.  The adoption of this standard is not expected to have an impact on the consolidated financial statements of the Company.

Diavik Diamond Mine Mineral Reserve

and Mineral Resource Statement

as of December 31, 2005

Proven and Probable Reserves

	Proven			Probable			Proven and Probable
	Millions	Carats	Millions	Millions	Carats	Millions	Millions	Carats	Millions
	of	per	of	of	per	of	of	per	of
Open pit and underground mining	tonnes	tonne	carats	tonnes	tonne	carats	tonnes	tonne	carats

A-154 South	5.2	4.7	24.8	4.1	4.4	17.9	9.3	4.6	42.7
A-154 North	3.7	2.0	7.3	6.3	1.9	11.8	10.1	1.9	19.1
A-418	5.0	3.2	16.1	3.7	3.3	12.3	8.7	3.3	28.4
Sub-total	14.0	3.4	48.2	14.2	3.0	42.0	28.1	3.2	90.2
Stockpile	0.1	1.0	0.1				0.1	1.0	0.1
Total	14.0	3.4	48.3	14.2	3.0	42.0	28.2	3.2	90.3

Note:Totals may not add up due to rounding.

Additional Inferred Resources

	Inferred Resources
	Millions	Carats	Millions
	of	per	of
Kimberlite pipe	tonnes	tonne	carats

A-154 South	0.6	3.9	2.3
A-154 North	1.8	2.3	4.2
A-418	0.6	4.2	2.3
A-21	4.8	3.0	14.6
Total	7.8	3.0	23.4

Note:Totals may not add up due to rounding.

The above mineral reserve and mineral resource statement was prepared under the supervision of Calvin Yip, P. Eng., Manager, Strategic Planning, Diavik Diamond Mines Inc., a “qualified person” within the meaning of National Instrument 43-101 of the Canadian Securities Administrators.

For further details and information concerning Aber’s Mineral Reserves and Resources, readers should reference Aber’s Annual Information Form available through www.sedar.com and www.aber.ca.

Senior Officers and Management

ROBERT A. GANNICOTT

Chief Executive Officer

THOMAS J. O’NEILL

President, Aber and

Chief Executive Officer,

Harry Winston Inc.

ALICE A. MURPHY

Vice President &

Chief Financial Officer

JAMES R.W. POUNDS

Senior Vice President,

Diamond Management

MICHAEL A. BALLANTYNE

Vice President, Northwest Territories

HARSH B. DALAL

Vice President, Sales

KEVIN P. MARCHANT

Vice President, Production

GREG R. RIEVELEY

Vice President,

Internal Audit & Business Development

PETER C. SCHNEIRLA

Vice President & Gemologist, Aber and

Vice Chairman, Harry Winston Inc.

RAYMOND N. SIMPSON

Vice President,

Corporate Development, Aber and

Chief Operating Officer,

Harry Winston Inc.

SHLOMO TIDHAR

Vice President,Valuation

LYLE R. HEPBURN

Corporate Secretary

WENDY W.T. KEI

Corporate Controller

Harry Winston Locations

As of March 2006

NEW YORK

718 Fifth Avenue

New York, New York 10019

Tel: 212.245.2000

BEVERLY HILLS

310 North Rodeo Drive

Beverly Hills, California 90210

Tel: 310.271.8554

LAS VEGAS

The Forum Shops at Caesars

3500 Las Vegas Blvd South, Suite R25

Las Vegas, Nevada 89109

Tel: 702.933.7370

BAL HARBOUR

Bal Harbour Shops

9700 Collins Avenue, Suite 151

Bal Harbour, Florida 333154

Tel: 786.206.6657

HONOLULU

Ala Moana Center

1450 Ala Moana Blvd

Honolulu, Hawaii 96814

Tel: 808.791.4000

Toll free number for United States:

1.800.988.4110

PARIS

29 Avenue Montaigne

75008 Paris, France

Tel: 33.1.4720.0309

GENEVA

24 Quai General Guisan

1204 Geneva, Switzerland

Tel: 41.22.818.2000

TOKYO — GINZA

1-8-14 Ginza, Chuo-Ku

Tokyo, Japan 104-0061

Tel: 81.3.3535.6441

TOKYO — OMOTESANDO

Omotesando Hills Main Office

4-12-10, Jingumae Shibuya-ku

Tokyo, Japan 150-0001

Tel: 81.3.5785.0440

OSAKA

Rihga Royal Hotel 1F

5-3-68, Nakanoshima, Kita-Ku

Osaka, Japan 530-0005

Tel: 81.6.6448.3311

TAIPEI

Grand Formosa Regent Hotel

2nd Fl., No 41, Sec 2, Chung Shan N Road

104 Taipei,Taiwan

Tel: 886.2.2521.7808

Shareholder Information

Board of Directors

ROBERT A. GANNICOTT

Chairman &

Chief Executive Officer, Aber

Director since June 1992

LARS-ERIC JOHANSSON

Lead Director of the Board

Director since June 2003

LYNDON LEA

Managing Partner, Lion Capital LLP

Director since December 2004

LAURENT E. MOMMEJA

President, Castille Investissements,

a subsidiary of

Hermès International S.A.

Director since June 2004

THOMAS J. O’NEILL

President, Aber and

Chief Executive Officer,

Harry Winston Inc.

Director since July 2002

J. ROGER B. PHILLIMORE

Corporate Director

Director since November 1994

D. GRENVILLE THOMAS

Corporate Director

Honorary Chairman &

Founder of Aber

Director since July 1980

EIRA M.THOMAS

President & Chief Executive Officer,

Stornoway Diamond Corporation

Director since April 1998

JOHN M.WILLSON

Corporate Director

Director since January 2005

Transfer Agent & Registrar

Please direct inquiries concerning

shares, share transfers, dividend

payments and change of address

to the Transfer Agent:

CIBC MELLON TRUST COMPANY

320 Bay Street, P.O. Box 1

Toronto, Ontario, Canada

M5H 4A6

Toll free within Canada and

United States:

1.800.387.0825

Tel:	416.643.5500
Fax:	416.643.5501

e-mail: inquiries@cibcmellon.com

www.cibcmellon.com

Annual Meeting of Shareholders

THE TORONTO BOARD OF TRADE

1 First Canadian Place

Toronto, Ontario, Canada

Wednesday, June 7, 2006

4:00PM

Auditors

KPMG LLP

Chartered Accountants

Suite 3300,

Commerce Court West

Toronto, Ontario, Canada

M5L 1B2

Legal

STIKEMAN ELLIOTT LLP

Barristers & Solicitors

Suite 5300,

Commerce Court West

Toronto, Ontario, Canada

M5L 1B9

Stock Exchanges &

Symbols

Toronto Stock Exchange: ABZ

NASDAQ: ABER

Capitalization

(as of March 31, 2006):

Authorized – unlimited

Issued – 58,197,780

Dividends on Aber Diamond

Corporation Common Stock,

subject to declaration by the

Company’s Board of Directors,

are typically paid quarterly.

Investor Relations

AMIR H. KALMAN

Director, Investor Relations

Tel: 416.362.2237 ext. 244

e-mail: investor@aber.ca

Aber Offices

CORPORATE OFFICE

Aber Diamond Corporation

P.O. Box 4569, Station A

Toronto, Ontario, Canada

M5W 4T9

Tel: 416.362.2237

Fax: 416.362.2230

e-mail: aber@aber.ca

www.aber.ca

BELGIUM SALES OFFICE

Aber International N.V.

Diamantclub Van Antwerpen

Suite 760,

62 Pelikaanstraat

Antwerp 2018

Belgium

Tel:	+32.3.225.5315
Fax:	+32.3.233.2165

INDIA SALES OFFICE

Aber India Private Limited

606 C Wing, Dharam Palace

101—103, N.S. Patkar Marg

Mumbai 400 007

India

Tel:	+91.22.236.99004
Fax:	+91.22.236.92299

HARRY WINSTON INC.

Corporate Office

1330 Avenue of the Americas

New York, New York 10019

Tel:	212.315.7900
Fax:	212.581.2612

www.harrywinston.com

Aber Stock Trading History

	Feb.1,2005 to Jan.31,2006		Feb.1,2004 to Jan.31,2005
	TSX CDN$	NASDAQ US$	TSX CDN$	NASDAQ US$

High	48.25	42.81	47.31	39.90
Low	31.50	25.15	37.25	27.40
Close	46.52	41.85	41.24	32.94
Average Daily Volume	135,991	16,547	152,961	17,967

People will stare.
Make it worth their while.
HARRY WINSTON

Jewelry: Diamond necklace with a fancy pink diamond accent.

Aber

www.aber.ca